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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OBSIDIAN ENTERPRISES, INC.
(Name of the Issuer)

        Mr. Timothy S. Durham; Obsidian Capital Partners, LP;
Mr. Terry G. Whitesell; Mr. Jeffrey W. Osler;
Diamond Investments, LLC;
Durham Whitesell & Associates, LLC; Fair Holdings, Inc.;
Black Rock Acquisition Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value
(Title of Class of Securities)

674483201
(CUSIP Number of Class of Securities)

Timothy S. Durham
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204
                (317) 237-4122
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Stephen J. Hackman, Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282-0002
(317) 236-2289

        This statement is filed in connection with (check the appropriate box):

  (a)
  ☐    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  (b)
  ☐    The filing of a registration statement under the Securities Act of 1933.

  (c)
  ☐    A tender offer.

  (d)
  ☒    None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	$1,306,187.00	Amount of Filing Fee**	$870.79

*
The transaction valuation was determined by multiplying the total number of shares which may be purchased by Black Rock Acquisition Corporation (other than shares owned by Filing Persons) multiplied by $1.85, the price being paid in this transaction.

**
Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by one fiftieth of one percent.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$870.79
Form or Registration No.:	005-40250
Filing Party:	The Filing Persons listed on the cover page of this Amendment No. 2
Date Filed:	July 7, 2005

                 , 2005

To the stockholders of Obsidian Enterprises, Inc.,

        This letter and the enclosed transaction statement are being sent to you by a group of stockholders of Obsidian Enterprises, Inc., some of whom are also officers and directors of Obsidian, who are named in the attached transaction statement. We beneficially own approximately 77.29% of the outstanding shares of the common stock, $0.0001 par value of Obsidian Enterprises, Inc. The remaining 22.71% of the outstanding shares of Obsidian common stock is owned by members of the public, including you. Shares of Obsidian common stock currently trade on the Over-the-Counter Bulletin Board under the symbol "OBDE.OB." In recent years it has become increasingly expensive and complex to manage a company that has public stockholders. In light of these concerns, and considering the very limited public ownership and trading of Obsidian's shares, we have decided to attempt to take Obsidian private by accumulating a total of 90% of the outstanding shares of Obsidian common stock and merging Obsidian and Black Rock Acquisition Corporation, an entity formed by the Filing Persons.

        The Filing Persons currently hold 77.29% of the outstanding shares of Obsidian common stock and will seek, through Black Rock Acquisition, to purchase the additional 12.71% needed to reach 90% in privately negotiated transactions with a select group of stockholders. At such time as Black Rock Acquisition holds at least 90% of the outstanding shares of Obsidian common stock, we intend to effect a "short-form" merger whereby Black Rock Acquisition, the 90% parent, will be merged with and into its subsidiary Obsidian. We will be entitled to consummate this merger without any approval or other action by Obsidian's public stockholders or its board of directors. As a result of the merger, the stockholders of Black Rock Acquisition (which will include the Filing Persons) will own 100% of the outstanding shares of Obsidian common stock and there will be fewer than 300 holders of Obsidian common stock. This will enable Obsidian to terminate the registration of its common stock.

        The Filing Persons intend to treat the stockholders of Obsidian as two classes in connection with the going private transaction. The first class (or what we call the Black Rock Class) is a group of approximately seven Obsidian stockholders who will be asked to sell their shares of Obsidian common stock to Black Rock Acquisition in private transactions. Starting [date which is 30 days after the date of the disclosure statement], Mr. Timothy S. Durham will contact each Obsidian stockholder in the Black Rock Class and ask them to consider selling their shares of Obsidian common stock to Black Rock Acquisition for a cash payment of $1.85 per share or for a like number of shares of Black Rock common stock, or a combination of cash and shares of Black Rock common stock. To the extent an Obsidian stockholder in the Black Rock Class elects to sell his or her shares of Obsidian common stock in exchange for shares of Black Rock common stock, such Obsidian stockholder will become a stockholder of Black Rock Acquisition and, following the going private transaction, will be a minority stockholder of Obsidian and will bear the risk of any losses from Obsidian's future operations or any decline in the value of Obsidian after the transaction and will have the opportunity to participate in the future earnings and growth, if any, of Obsidian.

        The second class of Obsidian stockholders (or what we call the Minority Class) will not be given the option to become a stockholder of Black Rock Acquisition or to otherwise remain a stockholder of Obsidian. Instead, following the merger of Obsidian and Black Rock Acquisition, shares of Obsidian common stock held by stockholders in the Minority Class will be cancelled and such stockholders will be entitled only to a cash payment of $1.85 per share. Members of the Minority Class will no longer be stockholders of Obsidian and will have no opportunity to participate in the future earnings and growth, if any, of Obsidian. If you are in the Minority Class and you believe that the $1.85 per share price is unfairly low, you will have the right to have a court in Delaware determine the value of your shares of Obsidian common stock—this is called an appraisal right—and be paid the appraised value determined by the court, which could be more or less than $1.85 per share. The procedures to exercise this right are described in the enclosed document and need to be followed carefully, so we recommend that you consult a lawyer if you consider taking this step.

        Included with this letter is our transaction statement on Schedule 13E-3, which we have filed with the Securities and Exchange Commission. The transaction statement gives detailed information about this transaction, including how it affects you, our reasons for doing it, our views as to the fairness of the transaction (including the fairness of the consideration being offered for shares of Obsidian common stock to both the Black Rock Class and the Minority Class), and your rights if you believe the price is unfairly low. Please read this document carefully.

        In the event that Black Rock Acquisition obtains 90% of the outstanding shares of Obsidian common stock, members of the Minority Class will be sent an amendment to this transaction statement, along with instructions on how to surrender their shares of Obsidian common stock for payment or, if they so choose, to exercise their appraisal rights. You should not deliver your Obsidian stock certificate(s) to us or otherwise respond to this notice until after you have been contacted by Mr. Durham or received those instructions.

        If you have questions about this process, you should contact Mr. Timothy S. Durham at (317) 237-4122.

  Timothy S. Durham,
  On behalf of the Filing Persons named in the enclosed transaction statement

RULE 13E-3 TRANSACTION STATEMENT

TABLE OF CONTENTS

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED UPON THE MERITS OF THIS TRANSACTION, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

i

INTRODUCTION

        This transaction statement on Schedule 13E-3 provides information describing the plans and intentions of Timothy S. Durham; Obsidian Capital Partners, LP, a Delaware limited partnership; Terry G. Whitesell; Jeffrey W. Osler; Diamond Investments, LLC, an Indiana limited liability company; Durham Whitesell & Associates, LLC, an Indiana limited liability company; Fair Holdings, Inc., an Ohio corporation; and Black Rock Acquisition Corporation, an Indiana corporation, to acquire at least 90% of the outstanding shares of the common stock, $0.0001 par value of Obsidian Enterprises, Inc. and to cause Obsidian to become a private company through a reverse merger with Black Rock Acquisition. These persons are sometimes referred to in this transaction statement as the "Filing Persons" or "us" or "we." Obsidian Enterprises, Inc. is sometimes referred to in this transaction statement as "the Company" or "Obsidian." We strongly encourage you to read this transaction statement in its entirety because it contains very important information about the going private transaction and the Filing Persons.

        Based on Obsidian's size, financial resources and human capital, we do not believe the costs associated with Obsidian remaining a public company (particularly the costs of compliance with Section 404 of the Sarbanes-Oxley Act of 2004) are justified. Accordingly, we have determined to engage in certain transactions with the intention of eliminating Obsidian's public stockholders and causing Obsidian to become privately held. This going private transaction will result in Obsidian having fewer than 300 holders of its common stock, enabling it to elect to terminate the registration statement of its common stock pursuant to Section 12(g) of the Exchange Act and causing the shares of its common stock to no longer be quoted on the OTC Bulletin Board.

        The Filing Persons currently hold 77.29% of the outstanding shares of Obsidian common stock and, through Black Rock Acquisition, will seek to purchase the additional 12.71% needed to accumulate 90% in privately negotiated transactions with a select group of stockholders. At such time as Black Rock Acquisition holds at least 90% of the outstanding shares of Obsidian common stock, the board of directors of Black Rock Acquisition will approve a merger whereby Black Rock Acquisition will be merged with and into Obsidian. As a result of the merger, the stockholders of Black Rock Acquisition (which will include the Filing Persons) will own 100% of the outstanding shares of Obsidian common stock and there will be fewer than 300 holders of Obsidian common stock.

        The Filing Persons intend to treat the stockholders of Obsidian as two classes in connection with the going private transaction. The first class (or what we call the Black Rock Class) is a group of approximately seven Obsidian stockholders who will be asked to sell their shares of Obsidian common stock to Black Rock Acquisition in private transactions. Starting [date which is 30 days after the date of the disclosure statement], Tim Durham will contact each Obsidian stockholder in the Black Rock Class and ask them to consider selling their shares of Obsidian common stock to Black Rock Acquisition for a cash payment of $1.85 per share or for a like number of shares of Black Rock common stock. To the extent an Obsidian stockholder in the Black Rock Class elects to sell his or her shares of Obsidian common stock in exchange for shares of Black Rock common stock, such Obsidian stockholder will become a stockholder of Black Rock Acquisition and, following the merger of Black Rock Acquisition and Obsidian, will be a minority stockholder of Obsidian and will bear the risk of any losses from Obsidian's future operations or any decline in the value of Obsidian after the transaction and will have the opportunity to participate in the future earnings and growth, if any, of Obsidian.

        The second class of Obsidian stockholders (or what we call the Minority Class) will not be given the option to become a stockholder of Black Rock or to otherwise remain a stockholder of Obsidian. Instead, following the merger of Obsidian and Black Rock Acquisition, shares of Obsidian common stock held by stockholders in the Minority Class will be cancelled and such stockholders will be entitled only to a cash payment of $1.85 per share. Members of the Minority Class will no longer be stockholders of Obsidian and will have no opportunity to participate in the future earnings and growth, if any, of Obsidian.

QUESTIONS AND ANSWERS ABOUT THE GOING PRIVATE TRANSACTION

        The following discussion addresses briefly some questions you may have regarding the going private transaction. These questions and answers may not address all questions that may be important to you as a stockholder of Obsidian. Please refer to the more detailed information contained elsewhere in this transaction statement and the annexes to this transaction statement.

The Going Private Transaction

Q:
What is the purpose of the transaction?

A:
The purpose of the transaction is to eliminate the public stockholders of Obsidian and cause Obsidian to become a private company whose stock will no longer be traded on the OTC Bulletin Board and which will no longer be subject to the periodic reporting requirements of the Securities Exchange Act of 1934. Please see "Description of the Transaction," "Special Factors—Effects of the Transaction" and "Special Factors—Purposes of and Reasons for the Transaction" for additional information.

Q:
Who are the Filing Persons?

A:
The Filing Persons are certain significant stockholders, directors, and officers of Obsidian, including Timothy S. Durham, the Chairman of the Board and Chief Executive Officer. Currently, the Filing Persons have beneficial ownership of approximately 77.29% of the outstanding shares of Obsidian common stock. Please see "Information About Us" and "Conflicts of Interest and Related Party Transactions" for additional information.

Q:
What interests do the Filing Persons have in the transaction?

A:
The Filing Persons' interests conflict with and are adverse to the interests of the unaffiliated stockholders of Obsidian in both the Black Rock Class and the Minority Class. The Filing Persons currently own 2,403,455, or 77.29%, of the outstanding shares of Obsidian common stock and, if the transaction is complete, we may own as many as 2,800,869, or approximately 90%, of the outstanding shares of Obsidian common stock. We will also continue as stockholders of Obsidian and will have the opportunity to participate in the future earnings and growth, if any, of Obsidian. Messrs. Durham, Whitesell and Osler are also executive officers of Obsidian. Please see "Conflicts of Interest and Related Party Transactions" for additional information.

Q:
How will the transaction be accomplished?

A:
Black Rock Acquisition, an entity formed by the Filing Persons solely for purposes of this transaction, is seeking to acquire at least 90% of the outstanding shares of Obsidian common stock in privately negotiated transactions. At such time as Black Rock Acquisition holds at least 90% of the outstanding shares of Obsidian common stock, we intend to effect a "short-form" merger whereby Black Rock Acquisition, the 90% parent, will be merged with and into its subsidiary Obsidian. Please see "Description of the Transaction" for additional information.

Q:
How will Black Rock Acquisition acquire 90% of the outstanding shares of Obsidian common stock?

A:
Black Rock Acquisition will accumulate these shares in two ways:

•
the Filing Persons have agreed that, under certain circumstances, they will contribute all of the shares of Obsidian common stock that they own to Black Rock Acquisition, which amounts to 77.29% of the outstanding shares; and

•
through Mr. Durham, Black Rock Acquisition is going to contact seven current Obsidian stockholders who hold, in the aggregate, 12.71% of the outstanding shares of Obsidian common stock to determine whether such stockholders will sell their shares of Obsidian common stock to Black Rock Acquisition (we call such stockholders the Black Rock Class).

  Please see "Special Factors—Effects of the Transaction" and "Description of the Transaction" for additional information.

Q:
Has Obsidian's board of directors made any recommendation to Obsidian stockholders or otherwise taken any position relative to the going private transaction?

A:
Obsidian's board of directors has not made any recommendation to Obsidian stockholders or otherwise taken any position relative to the going private transaction described in this transaction statement. Obsidian's board of directors has made no recommendation to members of the Black Rock Class regarding whether or not such members should sell their shares of Obsidian common stock to Black Rock Acquisition, nor has the board of directors taken any position regarding whether one share of Black Rock common stock is a fair price to be paid for a share of Obsidian common stock. Obsidian's board of directors has also taken no position with regard to whether $1.85 per share is a fair price to pay to unaffiliated stockholders in either the Black Rock Class or the Minority Class. Finally, Obsidian's board of directors has taken no position with respect to the fairness of the going private transaction to unaffiliated stockholders of Obsidian in either the Black Rock Class or the Minority Class. Please see "Special Factors—Fairness of the Transaction" and "—Intentions of Officers and Directors of Obsidian" for additional information.

Q:
Do the Filing Persons anticipate that Obsidian's board of directors will make any recommendation to Obsidian's stockholders or otherwise take any position relative to the going private transaction?

A:
We do not anticipate that Obsidian's board of directors will make any recommendation to Obsidian's stockholders or otherwise take any position relative to the going private transaction. The transaction has been structured so that we will not be legally obligated to seek the approval of Obsidian's board of directors and we do not intend to otherwise solicit their recommendation or approval. Please see "Special Factors—Intentions of Officers and Directors of Obsidian" for additional information.

Q:
Who will bear the cost of the going private transaction?

A:
Black Rock Acquisition will bear the costs associated with the going private transaction, including the costs of purchasing shares of Obsidian common stock. The total amount necessary to complete the going private transaction is estimated to be approximately $1,561,187. All of such funds will be provided by a loan from Diamond Investments, LLC, an entity controlled by Mr. Durham, to Black Rock Acquisition and through Diamond Investment's subscription to purchase shares of Black Rock Acquisition for $1.85 per share. Obsidian will, however, assume any debt outstanding under this loan at the time of the merger between Black Rock Acquisition and Obsidian. Please see "Fees and Expenses; Financing of the Transaction" for additional information.

Q:
What is the current market value of Obsidian common stock?

A:
On October 20, 2005 (the last date on which a trade was reported), the OTC Bulletin Board reported a closing price for Obsidian common stock closed of $1.81. Obsidian common stock trades on the OTC Bulletin Board under the trading symbol "OBDE." Over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. You are advised to obtain current market quotations for Obsidian common stock. No assurance can be given as to the market prices of Obsidian common stock at any time after the date of this transaction statement. Please see "Information About the Company—Market for Obsidian's Common Stock" for additional information.

Q
May the Filing Persons modify the terms of transaction?

A:
Yes, we reserve the right to modify the terms of the transaction, including the amount of the cash consideration to be paid. If we amend the terms in any material way, we will promptly disclose the modification in a manner reasonably calculated to inform you.

Effect of the Transaction on the Black Rock Class

Q:
How have the stockholders in the Black Rock Class been chosen?

A:
These seven stockholders were selected based on either the size of their holdings of Obsidian common stock, on their insider relationship with Obsidian, or on a long-standing business relationship with Mr. Durham. Please see "Description of the Transaction—Purchases of shares of Obsidian common stock from members of the Black Rock Class" for additional information.

Q:
How will I know whether I am a member of the Black Rock Class?

A:
You will be contacted by Mr. Durham on or about [30 days from mailing of this document], 2005. If you have not been contacted by [40 days from mailing of this document], you are not a member of the Black Rock Class and the Filing Persons do not intend to ask you to sell your shares of Obsidian common stock to Black Rock Acquisition.

Q:
If I am a member of the Black Rock Class, what are the Filing Persons proposing to me?

A:
The Filing Persons are asking members of the Black Rock Class to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for, at the election of the seller:

•
cash in the amount of $1.85 per share;

•
a like number of shares of Black Rock common stock; or

•
a combination of cash and shares of Black Rock common stock.

  Please see "Description of the Transaction—Purchases of shares of Obsidian common stock from members of the Black Rock Class" for additonal information.

Q:
What are the consequences to members of the Black Rock Class who choose to sell shares of Obsidian common stock to Black Rock Acquisition in exchange for a cash payment of $1.85 per share?

A:
The consequences will be identical to those for any other sale of your shares of Obsidian common stock. Black Rock Acquisition will become the owner of those shares and you will no longer have any ownership interest in Obsidian. You will no longer bear the risk of any losses from Obsidian's future operations or any decline in the value of Obsidian and will not have the opportunity to participate in the future earnings and growth, if any, of Obsidian. Please see "Special Factors—Effects of the Transaction" for additional information.

  In addition, the receipt of the cash payment pursuant to the sale will be a taxable transaction for U.S. federal income tax purposes. You will be required to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash you receive for your shares of Obsidian common stock and your adjusted tax basis in your shares. Please see "Special Factors—Federal Income Tax Consequences of the Transaction" for additional information.

Q:
What are the consequences to members of the Black Rock Class who choose to sell shares of Obsidian common stock to Black Rock Acquisition in exchange for shares of Black Rock common stock?

A:
You will become a stockholder of Black Rock Acquisition and will not receive any cash for your shares of Obsidian common stock in connection with the going private transaction. Instead, as a result of the merger between Black Rock Acquisition and Obsidian, you will receive an equal number of new shares in Obsidian in exchange for the shares of Black Rock common stock that you will own. Please see "Special Factors—Effects of the Transaction" for additional information.

  In general, if you sell your shares of Obsidian common stock to Black Rock Acquisition in exchange for shares of Black Rock common stock, gain or loss for U.S. federal income tax purposes will not be required to be recognized in connection with that exchange. Please see "Special Factors—Federal Income Tax Consequences of the Transaction" for additional information.

Q:
If I choose to sell my shares of Obsidian common stock in exchange for shares of Black Rock common stock, what will my rights be as a Black Rock Acquisition stockholder?

A:
You will be a shareholder of Black Rock Acquisition from the date of the sale until the effective time of the merger between Black Rock Acquisition and Obsidian. Please see "Comparison of Rights of Obsidian Stockholders and Black Rock Acquisition Shareholders" for a summary of the material differences between the rights of Obsidian's stockholders and Black Rock Acquisition's shareholders. Additionally, please see "Description of the Transaction—Description of Black Rock Common Stock" for a description of the Black Rock common stock that you will receive.

Q:
If I become a Black Rock Acquisition shareholder, what effect will the reverse merger of Obsidian and Black Rock Acquisition have on me?

A:
Following the merger, you will be a minority stockholder of Obsidian and will bear the risk of any losses from Obsidian's future operations or any decline in the value of Obsidian after the transaction and will have the opportunity to participate in the future earnings and growth, if any, of Obsidian. Shares of Obsidian common stock will be highly illiquid following the merger and information about Obsidian will no longer be publicly available. Please see "Special Factors—Effects of the Transaction" and "Description of the Transaction" for additional information.

  The exchange of Black Rock common stock solely for Obsidian common stock in connection with the merger should not be a taxable transaction for U.S. Federal Income Tax purposes. The basis in the shares of Obsidian stock that will be issued in connection with the merger of Black Rock Acquisition into Obsidian should be equal to the basis in the shares of Obsidian stock that these stockholders currently own. Please see "Special Factors—Federal Income Tax Consequences of the Transaction" for additional information.

Q:
Am I obligated to sell my shares of Obsidian common stock to Black Rock Acquisition?

A:
No, you are not obligated to sell your shares of Obsidian common stock to Black Rock Acquisition.

Q:
What are the consequences in the event that any member of the Black Rock Class elects not to sell his or her shares of Obsidian common stock to Black Rock Acquisition?

A:
In order to consummate the going private transaction, Black Rock Acquisition must obtain at least 90% of the outstanding shares of Obsidian common stock. In order to meet this threshold, all of the members of the Black Rock Class must agree to sell their shares of Obsidian common stock to Black Rock. If any member of the Black Rock Class decides against a sale of his or her shares of Obsidian common stock to Black Rock, the going private transaction can not proceed as outlined in this transaction statement. We have not determined how we will proceed in the event that all of the members of the Black Rock Class do not agree to sell their shares of Obsidian common stock to Black Rock Acquisition. Please see "Description of the Transaction" for additional information.

Q:
What is the position of the Filing Persons with respect to the fairness of the transaction to the members of the Black Rock Class?

A:
We believe that the transaction is substantively and procedurally fair to members of the Black Rock Class. Please see "Special Factors—Fairness of the Transaction—Fairness of the Transaction to Members of the Black Rock Class" for additional information.

Q:
How long will I have to decide whether to sell my shares of Obsidian common stock to Black Rock Acquisition?

A:
After being notified by Mr. Durham that you are a member of the Black Rock Class, you will be asked to decide whether or not to sell your shares of Obsidian common stock to Black Rock Acquisition in a timely fashion. Although there will be no firm deadline for the expiration of Black

  Rock Acquisition's offer to buy your shares of Obsidian common stock, the Filing Persons hope to complete the going private transaction as quickly as possible and will seek to minimize all delays, including any significant delay in the response of any member of the Black Rock Class to an offer to purchase such members shares of Obsidian common stock. Please see "Description of the Transaction" for additional information.

Q:
Are appraisal rights available to me if I am a member of the Black Rock Class?

A:
No, you are not entitled to appraisal rights by reason of your status as a member of the Black Rock Class. Please see "Appraisal Rights of Dissenting Stockholders" for additional information.

Effect of the Transaction on the Minority Class

Q:
How have the stockholders in the Minority Class been chosen?

A:
The Minority Class represents a total of 10% of the outstanding shares of Obsidian common stock. The individual stockholders in the Minority Class hold such low percentages of the outstanding shares of Obsidian common stock that we do not believe that it is cost effective to pursue a privately negotiated purchase by Black Rock Acquisition of shares held by such Obsidian stockholders. Please see "Description of the Transaction—The Minority Class" for additional information.

Q:
How will I know that I am a member of the Minority Class?

A:
If you have not been contacted by Mr. Durham on or about [40 days from mailing of this document], 2005, you are a member of the Minority Class.

Q:
If I am member of the Minority Class what are the Filing Persons proposing to me?

A:
We are not making any proposal to the Minority Class. Instead, this transaction statement serves as notice to members of the Minority Class that, in the event that Black Rock Acquisition is able to obtain 90% of the outstanding shares of Obsidian common stock, it will take action as the parent company of Obsidian to cause a merger between Obsidian and Black Rock Acquisition whereby the shares of Obsidian common stock that you hold will be cancelled and you will be entitled only to a cash payment of $1.85 per share. Please see "Description of the Transaction" for additional information.

Q:
How will I know whether Black Rock Acquisition has acquired 90% of the outstanding shares of Obsidian common stock and that the merger of Black Rock Acquisition and Obsidian is going to proceed?

A:
In the event that Black Rock Acquisition obtains 90% of the outstanding shares of Obsidian common stock and is able to proceed with the merger, members of the Minority Class will be sent an amendment to the this transaction statement informing you of that fact, along with instructions on how to surrender your shares of Obsidian common stock for payment or, if you so choose, to exercise the appraisal rights that you will be entitled to as a result of the merger. Please see "Appraisal Rights of Dissenting Stockholders" for additional information.

Q:
What are the consequences of the going private transaction to members of the Minority Class?

A:
You will not be given the option to become a stockholder of Black Rock Acquisition or to otherwise remain a stockholder of Obsidian. Instead, following the merger of Obsidian and Black Rock Acquisition, your shares of Obsidian common stock will be cancelled and you will be entitled only to a cash payment of $1.85 per share. You will no longer be a stockholder of Obsidian and you will not have the opportunity to participate in the future earnings and growth, if any, of Obsidian. Please see "Special Factors—Effects of the Transaction" for additional information.

  The cash payment of $1.85 per share that you receive in exchange for your shares of Obsidian common stock when Black Rock Acquisition is merged into Obsidian will be a taxable transaction for U.S. federal income tax purposes. You will be required to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash you receive for your shares of Obsidian common stock and your adjusted tax basis in your shares. Such gain or loss will be capital gain or loss if you hold Obsidian common stock as a capital asset, and generally will be a long-term capital gain or loss if, at the effective date of the transaction, you have held your shares for more than one year. Please see "Special Factors—Federal Income Tax Consequences of the Transaction" for additional information.

Q:
What is the position of the Filing Persons with respect to the fairness of the transaction to the members of the Minority Class?

A:
We believe that the transaction is substantively and procedurally fair to members of the Minority Class. Please see "Special Factors—Fairness of the Transaction—Fairness of the Transaction to Members of the Minority Class" for additional information.

Q:
Will members of the Minority Class be entitled to vote on the going private transaction?

A:
No, Obsidian stockholders will not vote on the transaction.

Q:
Are appraisal rights available to members of the Minority Class?

A:
Yes. If you believe that the $1.85 per share price to be paid in the merger is unfairly low, you will have the right to have a court in Delaware determine the value of your shares of Obsidian common stock—this is called an appraisal right—and be paid the appraised value determined by the court, which could be more or less than $1.85 per share. The procedures to exercise this right are described in the enclosed document and need to be followed carefully, so we recommend that you consult a lawyer if you consider taking this step. Please see "Appraisal Rights of Dissenting Stockholders" for additional information.

Other

Q:
When do you expect the merger and the going private transaction to be completed?

A:
We are working toward completing the merger and the going private transaction as quickly as possible, and we anticipate that it will be completed in Obsidian's first fiscal quarter ending December 31, 2005. In order to complete the transaction, we must reach agreement with all members of the Black Rock Class on the sale of their shares of Obsidian common stock to Black Rock Acquisition and must wait for a period of 30 days following the closing of such sales to complete the merger.

Q:
Should I send in my stock certificates now?

A:
No. If you are a member of the Black Rock Class, you will be contacted by Mr. Durham and will be given special instructions regarding how to send your stock certificates to Black Rock Acquisition in the event that you elect to sell such shares to Black Rock Acquisition. If you are a member of the Minority Class, you will be sent an amendment to this transaction statement along with a letter of transmittal with instructions informing you how to send your stock certificates to the paying agent in order to receive payment of the merger consideration, without interest.

Q:
Who can help answer my other questions?

A:
If you have any questions, please contact Mr. Durham at (317) 237-4122.

Q:
Where can I find additional information?

A:
The Company has filed periodic reports under the Exchange Act, including an Annual Report on Form 10-K for the fiscal year ended October 31, 2004. Any person may obtain copies of these filings, including the Annual Report, by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, 1-800-SEC-0330, or from the Securities and Exchange Commission's website at http://www.sec.gov. The Securities and Exchange Commission may charge a prescribed or modest fee for copies.

  The Filing Persons have also filed a Schedule 13D disclosing their ownership of shares of Obsidian common stock and their intention to cause the Company to go private.

SUMMARY

        This summary and the remainder of this transaction statement on Schedule 13E-3 provide information describing the plans and intentions of the Filing Persons to acquire at least 90% of the outstanding shares of the common stock, $0.0001 par value of Obsidian and to cause Obsidian to become a private company through a reverse merger with Black Rock Acquisition. This summary is not intended to be complete, and is qualified in its entirety by reference to the additional information presented elsewhere in this transaction statement, which we encourage you to read carefully.

Overview and Purpose of Transaction

        Obsidian Enterprises, Inc. is a Delaware corporation headquartered in Indianapolis, Indiana. The Company is a holding company which has historically invested in and acquired small and mid-sized companies in industries such as manufacturing and transportation. The principal executive offices of Obsidian are located at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, and its telephone number is (317) 237-4122. As of June 30, 2005, there were 3,109,333 shares of Obsidian's common stock outstanding. Shares of Obsidian common stock are traded in the over-the-counter market and prices are posted on the "OTC Bulletin Board" under the symbol "OBDE.OB." For additional information regarding Obsidian, please see "Information About the Company" on page 34.

        Based on Obsidian's size, financial resources and human capital, we do not believe the costs associated with Obsidian remaining a public company (particularly the costs of compliance with Section 404 of the Sarbanes-Oxley Act of 2004) are justified. Accordingly, we have determined to engage in certain transactions (described in more detail below) with the intention of eliminating Obsidian's public stockholders and causing Obsidian to become privately held. This going private transaction will result in Obsidian having fewer than 300 holders of its common stock, enabling it to elect to terminate the registration statement of its common stock pursuant to Section 12(g) of the Exchange Act and causing the shares of its common stock to no longer be quoted on the OTC Bulletin Board.

        The first step in the going private transaction will be for the Filing Persons, through Black Rock Acquisition, to accumulate a total of 90% of the outstanding shares of Obsidian common stock. The Filing Persons currently hold 77.29% of the outstanding shares of Obsidian common stock and will seek to purchase the additional 12.71% needed in privately negotiated transactions with a select group of stockholders. At such time as Black Rock Acquisition holds at least 90% of the outstanding shares of the common stock of Obsidian, the board of directors of Black Rock Acquisition will approve a merger whereby Black Rock Acquisition will be merged with and into Obsidian. As a result of the merger, the stockholders of Black Rock Acquisition (which will include the Filing Persons) will own 100% of the outstanding shares of Obsidian common stock and there will be fewer than 300 holders of Obsidian common stock.

Fairness of the Transaction and Fairness Opinion

        The Filing Persons reasonably believe that the going private transaction, including both the purchases of Obsidian common stock by Black Rock Acquisition and the merger, is substantively and procedurally fair to unaffiliated stockholders of Obsidian. See "Special Factors—Fairness of the Transaction" for a detailed discussion on the factors considered by the Filing Persons in making this fairness determination.

        Black Rock Acquisition has also received a fairness opinion from Goelzer Investment Banking, its financial advisor, that the proposed cash consideration of $1.85 per share to be received by the unaffiliated stockholders of Obsidian in the merger is fair to the unaffiliated stockholders from a financial point of view. Goelzer considered a number of factors in its analysis and used several methodologies in reaching its conclusion. A more thorough discussion of these factors and methods is included under "Special Factors—Fairness Opinion of Financial Advisor." The fairness opinion is attached as Annex A to this disclosure document and we encourage you to read the opinion carefully in its entirety. The full text of the fairness opinion is available for inspection and copying at the principal executive offices of Obsidian at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, during regular business hours by any holder of shares of Obsidian common stock or any representative of any such holder who has been so designated in writing. For additional information, please see "Special Factors—Fairness Opinion of Financial Advisor."

Effects of the Going Private Transaction

        The ultimate effect of the going private transaction on Obsidian will be to cause Obsidian to be privately held by the Filing Persons and the stockholders in the Black Rock Class who elect to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for shares of Black Rock common stock. After the merger, Obsidian's common stock will cease to be quoted on the OTC Bulletin Board. Additionally, Obsidian will deregister its common stock under the Exchange Act and will no longer be required to file periodic reports with the SEC. The transaction will also have certain positive and negative economic consequences for Obsidian, which are more fully described in "Special Factors—Effects of the Transaction—Effects of the Transaction on Obsidian."

        The Filing Persons as a group will also increase their percentage ownership in Obsidian through the going private transaction and will continue to be able to participate in any future growth of Obsidian and will increase their interest in the net book value and net earnings of Obsidian.

        For members of the Black Rock Class who elect to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for a cash payment of $1.85 per share, the effect of the transaction will be that they will no longer be stockholders of Obsidian, will no longer have an ownership interest in Obsidian, and will no longer bear the risk of any losses from Obsidian's future operations or any decline in the value of Obsidian and will not have the opportunity to participate in the future earnings and growth, if any, of Obsidian. Members of the Black Rock Class who elect to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for shares of Black Rock common stock or a combination of cash and Black Rock common stock will, following the merger, be minority stockholders in Obsidian.

        Members of the Minority Class are not being given the option to become a stockholder of Black Rock Acquisition or to otherwise remain a stockholder of Obsidian. Instead, following the merger of Obsidian and Black Rock Acquisition, shares of Obsidian common stock held by stockholders in the Minority Class will be cancelled and will represent only the right to receive a cash payment of $1.85 per share.

        For additional information, please see "Special Factors—Effects of the Transaction" on page 6.

Appraisal Rights of Dissenting Stockholders in the Minority Class

        Any public stockholder of Obsidian who objects to the merger will have the right to demand payment of the "fair value" of his or her shares of Obsidian's common stock, as determined in a judicial proceeding in accordance with Section 262 of the Delaware General Corporation Law. This value may be more or less than the $1.85 per share payable in connection with the merger. In order to perfect a claim to appraisal rights, a stockholder must comply with certain procedures more fully described below. For additional information, please see "Appraisal Rights of Dissenting Stockholders" on page 33.

Information about the Filing Persons and Conflicts of Interest

        The Filing Persons are certain significant stockholders, directors, and officers of Obsidian, including Timothy S. Durham, the Chairman of the Board and Chief Executive Officer. The Filing Persons currently own 2,403,455, or 77.29%, of the outstanding shares of Obsidian common stock and, if the transaction is complete, we may own as many as 2,800,869, or 90.08% of the outstanding shares of Obsidian common stock. We will also continue as the stockholders of Obsidian and will have the opportunity to participate in the future earnings and growth, if any, of Obsidian. Messrs. Durham, Whitesell and Osler are also executive officers of Obsidian. The Filing Persons' interests conflict with and are adverse to the interests of the unaffiliated stockholders of Obsidian in both the Black Rock Class and the Minority Class. For additional information regarding the Filing Persons, please see "Information About Us" on page 38 and "Conflicts of Interest and Related Party Transactions" on page 39.

Additional Information

        The Company has filed periodic reports under the Exchange Act, including an Annual Report on Form 10-K for the fiscal year ended October 31, 2004. Any person may obtain copies of these filings, including the Annual Report, by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, 1-800-SEC-0330, or from the Securities and Exchange Commission's website at http://www.sec.gov. The Securities and Exchange Commission may charge a prescribed or modest fee for copies.

        The Filing Persons have also filed a Schedule 13D disclosing their ownership of shares of Obsidian common stock and their intention to cause the Company to go private.

Forward-looking statements

        This transaction statement and the documents incorporated by reference in this transaction statement include certain forward-looking statements. These statements appear throughout this transaction statement and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning Obsidian's strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

SPECIAL FACTORS

Background of the Transaction

        In July 2004, Mr. Durham, Obsidian's Chairman of the Board and Chief Executive Officer, and Mr. Whitesell, Obsidian's President and Chief Operating Officer, began to discuss the idea of taking Obsidian private and to debate the advantages and disadvantages of Obsidian remaining a public company. Also around that time and through September 2004, Rick Snow, the Chief Financial Officer of Obsidian, interviewed two risk management firms and two independent accounting firms regarding the costs that would be associated with implementing a compliance program to prepare for the requirements of Section 404 of the Sarbanes-Oxley Act. At that time, Obsidian was required to comply with Section 404 by October 31, 2005, under the SEC's rules.

        On October 1, 2004, the board of directors of Obsidian began discussing whether or not a going private transaction was in the best interests of the Company and its stockholders. All of the members of the board of directors, Ice Miller, legal counsel to Obsidian, and Mr. Snow participated in this meeting. Mr. Durham stated his belief that based on Obsidian's size, financial resources and human capital, he did not believe that the costs associated with Obsidian remaining a public company (particularly the costs of compliance with Section 404) were justified. The board of directors also discussed with the members of the audit committee and Mr. Snow the estimated costs that were going to be associated with the Company becoming compliant with Section 404 and the legal and accounting fees that were associated with being a public company versus similar costs for a private company. Additionally, the board of directors discussed the fact that Obsidian has a very limited accounting staff, which makes compliance with Section 404 of the Sarbanes-Oxley Act more challenging. At that time

Obsidian continued to face low cash flows and the board of directors discussed whether the limited amount of liquidity which Obsidian had access to would best be spent on compliance with the reporting obligations attendant with remaining a public company. At no time was a sale of Obsidian to a third party or the sale of Obsidian's assets discussed. Messrs. Durham, Whitesell and Osler, each a director of Obsidian and as well as a Filing Person (and in control of the other Filing Persons), attended the meetings of the board of directors where these conversations took place and they continue to believe that these reasons justify taking Obsidian private.

        On December 16, 2004, the board of directors formed a special committee of independent directors who were given the full authority of the board to determine whether or not the Company should proceed with a going private transaction, the structure that such transaction, if any, would take, and the consideration that would be paid to unaffiliated stockholders for their shares of Obsidian common stock. The special committee was formed because the majority of board members were either employees or stockholders of Obsidian. The board members appointed to the special committee were John A. Schmidt, who is no longer a director of the Company, and D. Bruce Johnston. Mr. Schmidt resigned from the Board of Directors on June 21, 2005. Mr. Schmidt cited his obligations to other professional commitments as the reason for his resignation. The special committee was given the authority to retain both independent legal counsel and a financial advisor, although the committee ultimately retained only legal counsel.

        On February 10, 2005, the members of the special committee and their legal counsel, Kirkpatrick & Lockhart Nicholson Graham LLP, participated in a conference call with Mr. Durham and Ice Miller to report on the status of their consideration of a going private transaction. The special committee indicated that it had not reached any determination with respect to whether it would recommend in favor of a going private transaction or on a fair price. The special committee also indicted that it was considering whether it should retain a financial advisor in order to conduct a market check to determine if there was any third-party interest in purchasing the Company and, if so, at what price.

        At the end of this discussion, Mr. Durham indicated to the special committee that, in his position as a stockholder of Obsidian, he would not vote in favor of a sale or other change in control of Obsidian. At the time of this conference call Mr. Durham, through his status as the managing member of Obsidian Capital Partners, L.P., and his own direct and indirect ownership of Obsidian common stock, held a controlling interest in Obsidian of approximately 72.3%. The parties on the call proceeded to discuss various alternative structures for a going private transaction (including a long form merger, a short form merger, a tender offer and a reverse stock split) and the relative costs and timing of such alternatives. Mr. Durham then advised the special committee that he intended to pursue a transaction whereby he would take Obsidian private through the accumulation of 90% of the outstanding voting shares of Obsidian, followed by a short form merger under Delaware law.

        Following this conference call, the special committee ceased its operations. The special committee had not been formed to consider an offer by Mr. Durham and/or the Filing Persons, but to make a determination with respect to whether Obsidian should take action to cause itself to go private. Once Mr. Durham and the other Filing Persons determined to proceed with the proposed going private transaction, there was no further need for the special committee to analyze whether Obsidian should take action to become a private company. The decision of whether or not to go private had been taken out of the hands of the special committee. If Mr. Durham and the Filing Persons were able to acquire 90% of the outstanding shares of Obsidian common stock in privately negotiated transaction, there would be no action required on the part of the special committee because a short-form merger would not require the approval of Obsidian's board of directors. For these reasons, the special committee determined to suspend any further consideration of a going private transaction until Mr. Durham and the Filing Persons either acquired or failed to acquire the 90% of Obsidian's outstanding shares which they are seeking.

        Following the February 10, 2005, conference call with the special committee, Mr. Durham spoke with Mr. Whitesell and Mr. Osler to discuss the matters discussed on the conference call. In particular, Mr. Durham described the intent of the special committee to retain a financial advisor to perform a market check to determine whether any third parties would be interested in purchasing the company. Mr. Durham expressed his belief that such an action would be a misuse of Obsidian's cash because, as the controlling shareholder of Obsidian, he would not support any going private transaction which would result in a change of control of Obsidian. Messrs. Durham, Whitesell and Osler agreed that they would prefer to pursue a transaction that could be accomplished without significant expense to Obsidian. Messrs. Durham, Whitesell and Osler agreed in theory (depending upon the outcome of a legal analysis) to pursue a going private transaction where they would seek to acquire a total of 90% of the outstanding shares of Obsidian common stock in order to enable a new company to merge with Obsidian and cause Obsidian to go private without any involvement from Obsidian's board of directors or unaffiliated stockholders. Messrs. Durham, Whitesell and Osler believed that no further action would be required from the special committee because the special committee had been formed to determine whether Obsidian should engage in a going private transaction (and not to review a specific proposed transaction by the Filing Persons or any other third party), the short-form merger structure would not require any action by the board of directors or unaffiliated shareholders of Obsidian, and they intended to retain an independent financial advisor to perform a valuation study and express an opinion as to the value of Obsidian's common stock and to set the price to be paid to unaffiliated stockholders at or above the value determined by the valuation analysis.

        Throughout March 2005, Mr. Durham continued to work with Ice Miller to determine whether or not a going private transaction could be structured as described under both the federal securities laws and the state laws of Indiana and Delaware. Ice Miller was retained as counsel to Black Rock Acquisition following the consent of Obsidian to the engagement. Following these meetings and discussions, Mr. Durham determined that the purchase by Black Rock Acquisition of shares of Obsidian common stock in exchange for either cash or shares of Black Rock Acquisition followed by a short form merger under Delaware and Indiana corporate law was the most efficient and cost-effective way to cause Obsidian to become a private company. Mr. Durham believed that other transaction structures such as a long-form merger or a tender offer should not be selected because they are unnecessarily time consuming and costly, without providing any material advantages to the public stockholders of Obsidian. See "Special Factors—Purposes of the Transaction" for additional information.) Messrs. Whitesell and Osler, and the other Filing Persons, all of whom are affiliates of Messrs. Durham, Whitesell and Osler, agreed with this determination.

        Specifically, Mr. Durham and Ice Miller addressed these issues on a conference call held on March 8, 2005. Following that call and after additional discussion with the other Filing Persons, Mr. Durham asked Ice Miller to prepare an amendment to the Schedule 13D which the Filing Persons previously filed with respect to Obsidian. On March 11, 2005 the Filing Persons amended their Schedule 13D to disclose that the Filing Persons intended to pursue a going private transaction with respect to the Company, and Obsidian issued a press release that same day announcing that the Filing Persons had made such disclosure.

        On March 11, 2005, Mr. Durham interviewed Goelzer Investment Banking to determine whether or not Goelzer might be retained to provide a valuation analysis of Obsidian and to deliver a fairness opinion to Black Rock Acquisition in connection with the transaction. Goelzer was retained on March 21, 2005. See "Special Factors—Fairness Opinion of Financial Advisor—Selection of Goelzer as Financial Advisor" for additional information.

        Throughout April, Mr. Durham and Mr. Whitesell met with Ice Miller and Goelzer to discuss various issues related to Goelzer's work. On April 12, 2005, Messrs. Durham and Whitesell met with Mr. Christopher C. Hirschfeld, managing director of Goelzer, to discuss the information that Goelzer would need from Obsidian in order to complete its valuation and fairness opinion and to further clarify certain points relating to Goelzer's engagement. Neither Mr. Durham nor any of the other Filing

Persons suggested a possible value for the Obsidian shares to Goelzer. Rather, Goelzer's assignment was to prepare a valuation study and express an opinion as to the value of one share of Obsidian common stock which the Filing Persons would consider in establishing the sum to be paid to the unaffiliated stockholders in the going private transaction. On April 15, 2005, Mr. Durham spoke with Ice Miller regarding the legal structure of the transaction. On April 22, May 2, and May 6, 2005, Mr. Whitesell and Mr. Snow again met with Mr. Hirschfeld to discuss the preliminary drafts of Goelzer's valuation analysis and fairness opinion.

        On May 12, 2005, Obsidian's board of directors briefly discussed Mr. Durham's intention to pursue the acquisition of 90% of the outstanding shares of Obsidian common stock in order to effect a parent-subsidiary merger under the state laws of Delaware and Indiana and noted that the special committee had ceased operations. The special committee reported that it made no determination as to the value of Obsidian or its stock or any recommendation with respect to the structure of a going private transaction, including the one currently proposed by the Filing Persons. At that meeting, the board of directors also determined to take no action with respect to the going private transaction, neither approving the transaction nor taking any action to block the transaction.

        On June 13, 2005, Mr. Durham contacted the law firm of Riley Bennett & Egloff, LLP to determine what action needed to be taken by Obsidian Capital Partners in order to approve the going private transaction and allow Mr. Durham, as the managing member, to transfer the shares of Obsidian common stock held by Obsidian Capital Partners to Black Rock Acquisition and to take other necessary actions (such as the preparation of this transaction statement) on behalf of Obsidian Capital Partners in connection with such a transaction. Mr. Egloff determined that the Operating Agreement of Obsidian Capital Partners would need to be amended in order to allow Mr. Durham to take such action and, on June 17, 2005, an amendment to the Operating Agreement was circulated to all members of Obsidian Capital Partners. On June 30, 2005, the members of Obsidian Capital Partners approved the amendment to their Operating Agreement.

        On June 30, 2005, Mr. Hirschfeld met with Mr. Snow, Mr. Durham and Mr. Jonathon Swain, who was appointed by Mr. Durham (as the incorporator) to sit on the board of directors of Black Rock Acquisition, to deliver Goelzer's valuation analysis and to deliver Goelzer's fairness opinion, drafts of which had been electronically provided on June 21, 2005. Goelzer determined through its valuation analysis that the fair value of one share of Obsidian common stock was $1.82. Adopting and relying upon Goelzer's valuation analysis and considering the recent trading history of Obsidian's common stock, Mr. Durham and Mr. Whitsell set the price to be paid for Obsidian common stock in the going private transaction at $1.85 per share. The per share price of $1.85 represented a premium of approximately 1.7% over the fair value of the shares determined by Goelzer in its valuation Analysis. In addition, $1.85 also represented an approximately 39.0% premium over the average trading price of Obsidian's common stock in the over-the-counter market for the 30 days ending June 13, 2005. Based on the price reflected in its valuation analysis, Goelzer issued its fairness opinion that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders.

        On September 14, 2005, Goelzer delivered an updated valuation analysis and fairness opinion in order to consider Obsidian's financial information through April 30, 2005, which had been unavailable at the time of Goelzer's original valuation. Goelzer's updated valuation analysis concluded that the fair value of one share of Obsidian common stock was $1.85 per share. Adopting and relying upon this revised valuation from Goelzer, Mr. Durham and Mr. Whitesell determined to keep the cash consideration set at $1.85 per share. Goelzer's updated fairness opinion stated that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders.

Effects of the Transaction

Effects of the Transaction on Obsidian

        The ultimate effect of the going private transaction on Obsidian will be to cause Obsidian to be privately held by the Filing Persons and the stockholders in the Black Rock Class who elect to sell their shares of Obsidian common stock in exchange for shares of Black Rock common stock. After the merger, Obsidian's common stock will cease to be quoted on the OTC Bulletin Board. Additionally, Obsidian will deregister its common stock under the Exchange Act and will no longer be required to file periodic reports with the SEC.

        The primary beneficial financial effect of the going private transaction on Obsidian will be the cost savings associated with Obsidian no longer being a public company, including not being required to comply with Section 404 of the Sarbanes-Oxley Act. Based upon estimates prepared by Obsidian's Chief Financial Officer, in addition to the initial cost savings associated with not being required to adopt a Section 404 compliance program, which Obsidian's Chief Financial Officer estimated to be between $800,000 and $1,200,000, there will be an annual savings of $1,125,000 in professional fees and other costs. These saving are estimated to reduce the net loss from operations by $908,000 or 32.5%. Net loss per share for the period ended July 31, 2005 would be improved by $0.32 or approximately 14%. Please see "Pro Forma Financial Information" for additional information. The Filing Persons would use any cash flow provided by these savings to reduce Obsidian's debt. Additionally, the Filing Persons believe that management would be able to redirect its resources to provide additional value added services for Obsidian rather than focusing on quarterly reporting.

        One negative financial consequence of the going private transaction to Obsidian will be a reduction in the book value per share of approximately $0.16 per share. Giving effect to the transaction on July 31, 2005, Obsidian's book value per share would have been $(5.49). This reduction is the result of a write down of the intangible asset associated with Obsidian being a public company currently valued at $488,000. This intangible asset was recorded in connection with the acquisition of Danzer in 2001 and has been amortized since that date in accordance with Statement of Financial Accounting No. 142, Goodwill and Other Intangible Assets. In accordance with Statement of Financial Accounting No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, Obsidian is required to write down the entire value of the intangible asset once it is considered impaired as a consequence of going private. Please see "Pro Forma Financial Information" for additional information.

        Obsidian will assume up to $255,000 in debt when it merges with Black Rock Acquisition. Black Rock Acquisition is financing this transaction, in part, through a loan of up to $255,000 from Diamond Investments, LLC, a company wholly-owned by Mr. Durham. As part of the reverse merger of Black Rock Acquisition with and into Obsidian, this debt will be assumed by Obsidian.

Effects of the Transaction on the Filing Persons

        The Filing Persons as a group will also increase their percentage ownership in Obsidian through the going private transaction. Specifically, through his affiliate Diamond Investments, Mr. Durham may acquire beneficial ownership of up to an additional 10% of the outstanding shares of Obsidian common stock. Diamond has agreed to provide financing to Black Rock Acquisition through both a loan and through a subscription agreement, whereby Black Rock Acquisition may require Diamond to purchase up to 706,047 shares of Black Rock common stock. If Diamond is required to purchase these shares, they will be converted into shares of Obsidian common stock at the time of the merger between Obsidian and Black Rock Acquisition. For this reason, the number of shares of Obsidian common stock outstanding after the merger is likely to be the same as prior to the merger, but Mr. Durham will have increased his beneficial ownership by as much as 10%.

        As a result of the going private transaction the Filing Persons will continue to be able to participate in any future growth of Obsidian and will increase their interest in the net book value and net earnings of Obsidian. The Filing Persons hold an interest in 77.29% of the net book value and net earnings or net loss of Obsidian. At July 31, 2005, the Filing Persons' collective interest in Obsidian's net book value was approximately $(12.8) million. Giving effect to the going private transaction as if it had occurred on July 31, 2005, the Filing Persons collective interest in Obsidian's net book value would have increased to approximately 87.21% or $(14.4) million. For the nine months ended July 31, 2005, Obsidian's net loss of was approximately $(7.3) million, and the Filing Persons collective interest in the net loss was approximately $(5.7) million. Giving effect to the going private transaction as if it had occurred on July 31, 2005, the Filing Persons' collective interest in the net loss would have increased to approximately to 87.21% or approximately $(6.4) million. In addition, the Filing Persons will benefit from Obsidian's ability, if any, to use net operating loss carryforwards (or "NOLs") to offset income taxes on future taxable income. Obsidian has approximately $23.5 million in NOLs which may be carried forward and applied to reduce future taxable income, thereby reducing taxes in the future when Obsidian may be more profitable. The Filing Persons estimate that, as a private company, Obsidian could generate sufficient taxable income to fully utilize these NOLs over the course of the next five years (over which time they believe that the NOLs will be exhausted), and the estimated tax savings to Obsidian will be approximately $9.4 million. The Filing Persons will benefit from these savings to the extent that they increase the net book value and net earnings of the private company and reduce the amount of cash necessary to pay taxes. On the other hand, the Filing Persons will bear the risks that the private company will not generate sufficient taxable income to realize the benefit of the NOLs, as well as the risks associated with a decrease in the value of Obsidian, an increase in the Filing Persons' interest in the net losses of Obsidian, and the lack of liquidity of Obsidian's common stock.

        Another beneficial effect of the going private transaction for the Filing Persons is that the Filing Persons who are also management of the Company will strengthen the security of their management positions through the going private transaction and may no longer be required to include independent directors on Obsidian's board of directors.

Effects of the Transaction on the Black Rock Class

        For members of the Black Rock Class who elect to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for a cash payment of $1.85 per share, the effect of the transaction will be that they will no longer be stockholders of Obsidian, will no longer have an ownership interest in Obsidian, and will no longer bear the risk of any losses from Obsidian's future operations or any decline in the value of Obsidian and will not have the opportunity to participate in the future earnings and growth, if any, of Obsidian. In other words, the effect to such stockholders will be the same as any sale of shares. A member of the Black Rock Class who sells his or her shares of Obsidian common stock to Black Rock will likely have no opportunity to purchase shares of Obsidian common stock or otherwise become an Obsidian stockholder again in the foreseeable future.

        Like the Filing Persons, members of the Black Rock Class who elect to exchange their shares of Obsidian common stock for shares of Black Rock common stock or a combination of cash and Black Rock common stock will benefit from Obsidian's ability, if any, to use NOLs to reduce future taxable income. Obsidian has approximately $23.5 million in NOLs which may be carried forward and applied to future earnings, thereby reducing taxes in the future when Obsidian may be more profitable. The Filing Persons estimate that, as a private company, Obsidian could generate sufficient taxable income to fully utilize these NOLs over the course of the next five years (over which time they believe that the NOLs will be exhausted), and the estimated tax savings to Obsidian will be approximately $9.4 million. Members of the Black Rock Class who elect to remain stockholders of Obsidian will benefit from these savings to the extent that they increase the net book value and net earnings of the private company and reduce the amount of cash necessary to pay taxes. If all of the members of the Black Rock Class elect to remain stockholders of Obsidian, they will hold a total of 12.79% of the outstanding shares of the private company and will have a 12.79% interest in the net book value and net earnings of the private company. On the other hand, such members of the Black Rock Class will bear the risk that the private company will not generate sufficient taxable income to realize the benefit of the NOLs, as well as the risk associated with a decrease in the value of Obsidian, and the lack of liquidity of Obsidian's common stock.

        Members of the Black Rock Class who elect to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for shares of Black Rock common stock or a combination of cash and Black Rock common stock will, following the merger, be minority stockholders in Obsidian. Following the merger, such stockholders will not hold enough shares of Obsidian common stock to elect members to the board of directors or otherwise to cause Obsidian take action without the approval of the Filing Persons, who will be in control of approximately 90% of Obsidian's shares. Additionally, such stockholders will no longer have access to public information regarding Obsidian because the Filing Persons will cause Obsidian to cease filing public reports with the SEC.

        Such members of the Black Rock Class should also be aware that following the merger shares of Obsidian common stock will no longer be traded on any public market (other than, perhaps, the "pink sheets") and will be highly illiquid. In addition, shares of Obsidian common stock issued in the merger will not be registered with the SEC and may not be sold by Obsidian stockholders following the merger without registration or an exemption from registration. Members of the Black Rock Class should not elect to sell shares of Obsidian common stock in exchange for shares of Black Rock common stock unless they are able to bear the risk of their investment for the foreseeable future.

Effects of the Transaction on the Minority Class

        Members of the Minority Class are not being given the option to become a stockholder of Black Rock Acquisition or to otherwise remain a stockholder of Obsidian. Instead, following the merger of Obsidian and Black Rock Acquisition, shares of Obsidian common stock held by stockholders in the Minority Class will be cancelled and will represent only the right to receive a cash payment of $1.85 per share. Members of the Minority Class will no longer be stockholders of Obsidian and will not have the opportunity to participate in the future earnings and growth, if any, of Obsidian. The benefits of the transaction to the stockholders in the Minority Class who have their shares cancelled in exchange for cash in the merger is liquidity for their shares as well as avoiding the risk of a future decrease in the value of Obsidian.

        As part of the loss of their interest in the future net income of Obsidian, members of the Minority Class will also lose the ability to benefit from Obsidian's ability, if any, to use NOLs to offset income taxes on future taxable income. Although the Filing Persons estimate that the tax savings to Obsidian over the next five years from use of the NOLs may be as much as $9.4 million, the Filing Persons do not believe they can reasonably quantify the detriment to stockholders in the Minority Class from the loss of their ability to benefit from the private company's use of the NOLs. If Obsidian were to remain public, it is possible that Obsidian's earnings would be less than projected by the Filing Persons and that Obsidian would not have taxable income in the years prior to the expiration of the NOLs due, in part, to the added cost of remaining public company. Additionally, in the event that Obsidian does have taxable income as a public company and is able to benefit from the use of the NOLs, stockholders in the Minority Class would only benefit to the extent that an increase in Obsidian's net income resulted in an increase in the trading prices of Obsidian common stock. Since Obsidian's common stock is thinly traded and since 77.29% is held by affiliates of Obsidian, it is difficult, if not impossible, to predict whether any increase in the stock price would result and, therefore, the amount of any benefit to the Minority Class in the absence of a going private transaction.

Federal Income Tax Consequences of the Transaction

        The following discussion is a summary of the material United States federal income tax consequences of the merger. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the laws, regulations, rulings, and decisions in effect on the date of this transaction statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their particular circumstances or to taxpayers subject to special treatment under the Code (for example, stockholders that are not United States citizens or residents, financial institutions, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, and persons that have a "functional currency" other than the U.S. dollar). In addition, this summary does not address any aspect of foreign, state, local or other tax laws, or any U.S. tax laws (such as estate or gift tax) other than U.S. federal income tax laws. Tax matters are complicated and the tax consequences of the transaction to each stockholder will depend on the facts of that stockholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the transaction to you.

U.S. Federal Income Tax Consequences to Obsidian

        The going private transaction will not have any material U.S. federal income tax consequences for Obsidian. The Company's ability to utilize its net operating losses and other tax attributes in the future should not be limited as a result of the going private transaction.

U.S. Federal Income Tax Consequences to Filing Persons

        In general, the Filing Persons will not recognize gain or loss in connection with the exchange of their shares of Obsidian common stock for shares of Black Rock common stock or the exchange following the merger of their shares of Black Rock common stock for new shares of Obsidian common stock. The basis in the shares of Obsidian stock that will be issued in connection with the merger of Black Rock Acquisition into Obsidian will be equal to the basis in the shares of Obsidian common stock that the Filing Persons currently own.

U.S. Federal Income Tax Consequences to Members of the Black Rock Class

        In the event that you are in the Black Rock Class and elect to sell your shares of Obsidian common stock to Black Rock Acquisition in a privately negotiated transaction in exchange for a cash payment of $1.85 per share, the receipt of the cash payment pursuant to the sale will be a taxable transaction for U.S. federal income tax purposes. In general, you will be required to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash you receive for your shares of Obsidian common stock and your adjusted tax basis in your shares. Such gain or loss will be capital gain or loss if you hold your shares of Obsidian common stock as a capital asset, and generally will be a long-term capital gain or loss if, at the effective date of the sale, you have held your shares for more than one year.

        In the event that you are in the Black Rock Class and elect to exchange your shares of Obsidian common stock for shares of Black Rock common stock in a privately negotiated transaction, you will receive an equal number of new shares of Obsidian common stock when Black Rock Acquisition is merged into Obsidian. In general, gain or loss should not be required to be recognized in connection with the two exchanges and the basis in the shares of Obsidian stock that will be issued in connection with the merger of Black Rock Acquisition into Obsidian will be equal to the basis in the shares of Obsidian stock that you currently own.

U.S. Federal Income Tax Consequences to Members of the Minority Class

        In the event that you are in the Minority Class, you will receive a cash payment of $1.85 per share in exchange for your shares of Obsidian common stock when Black Rock Acquisition is merged into Obsidian. The receipt of the cash payment pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will be required to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash you receive for your shares of the Company's common stock and your adjusted tax basis in your shares. Such gain or loss will be capital gain or loss if you hold the Company's common stock as a capital asset, and generally will be a long-term capital gain or loss if, at the effective date of the transaction, you have held your shares for more than one year.

Purposes of and Reasons for the Transaction

        The purpose of the Filing Persons in consummating the going private transaction is to eliminate Obsidian's public stockholders and cause Obsidian to become privately held. The Filing Persons intend that the going private transaction will result in Obsidian having fewer than 300 holders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Exchange Act and to cause the shares of its common stock to no longer be quoted on the OTC Bulletin Board. The Filing Persons have determined to pursue a going private transaction at this time because they do not believe that, given Obsidian's size, financial resources and human capital, the costs associated with Obsidian remaining a public company (particularly the costs of compliance with Section 404 of the Sarbanes-Oxley Act of 2004) are justified. The costs associated with the Company becoming compliant with Section 404 of the Sarbanes-Oxley Act and the legal and accounting fees that are associated with being a public company are much higher when compared to similar costs for private companies. Due to the fact that Obsidian has a very limited accounting staff, the Filing Persons also believe that it will be difficult for Obsidian to maintain compliance with Section 404 of the Sarbanes- Oxley Act. At the present time, Obsidian would be required to comply with the provisions of Section 404 not later than October 31, 2007. At the time that the Filing Persons made the decision to attempt to take Obsidian private, the date for compliance with Section 404 was October 31, 2005. Despite two subsequent changes to the compliance date which ultimately resulted in the current due date of October 31, 2007, the Filing Persons continue to believe that the general costs of being a public company, including the specific expenses that Section 404 compliance will ultimately require, justify the decision to take Obsidian private.

        The Filing Persons believe that terminating Obsidian's reporting requirements under the Exchange Act will save Obsidian the considerable costs associated with remaining a publicly-traded company, including preparing and filing periodic reports, and will reduce the burdens on management associated with compliance with the public reporting and other requirements of the Exchange Act. For example, in the fiscal years ended October 31, 2003 and 2004, the Filing Persons estimate that Obsidian spent approximately $556,000 and $608,000, respectively, on recurring costs associated with being a public company, which amounts did not include any costs related to Section 404 compliance. In addition, the Filing Persons believe that it will be beneficial for Obsidian to reduce the amount of public information available to competitors, including financial information and contractual arrangements, which may result in a competitive disadvantage in the marketplace, and provide management greater flexibility in focusing on long term business goals, as opposed to quarterly results.

        The Filing Persons have elected to seek to acquire a total of 90% of the outstanding shares of Obsidian common stock through Black Rock Acquisition and to cause Black Rock Acquisition to merge with Obsidian in a short-form merger under the corporate laws of Indiana and Delaware because they believe it is the most efficient and cost-effective way to accomplish the purposes described above. At the same time, the merger will provide a source of liquidity to Obsidian's public stockholders and an opportunity for them to obtain a return on investment, which, in the absence of such a transaction might not be realizable at any time in the foreseeable future.

        The Filing Persons did not believe that the going private transaction could be achieved efficiently through the process of waiting for the special committee to conduct a market test or otherwise consider other types of transaction structures because the Filing Persons, as the controlling stockholders, would not approve any transaction which would result in a change in control of Obsidian. At no time did the Filing Persons consider selling Obsidian or its assets to a third party because they believe Obsidian's high level of debt and negative book value would likely cause potential buyers to undervalue Obsidian. At July 31, 2005, Obsidian's consolidated assets were approximately $49.8 million, while consolidated liabilities were $66.1 million. Additionally, net book value at this date was $(16.6) million. The Filing

Persons believe Obsidian's value can be increased if it operates with lower expenses, which should increase cash flow and allow Obsidian to reduce its debt. The Filing Persons also intend to improve Obsidian's operations and pursue significant strategic initiatives as more fully described in Obsidian's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2005 in Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Results of Operations—Overview."

        Alternative transaction structures, such as a long-form merger or a tender offer followed by a short-form merger, were not selected because the Filing Persons believed such structures to be unnecessarily time consuming and costly, without providing any material advantages to the public stockholders. Historically, Obsidian has received an extremely low proxy response from its public stockholders. For example, in the last vote of Obsidian's stockholders taken in connection with an annual meeting only 123, or 17%, of the 720 stockholders of record entitled to vote actually returned their proxies. Out of a total of 3,113,333 shares outstanding, the proxies returned represented a total of 2,635,271 shares of Obsidian's common stock, of which the Filing Persons held 2,202,991 shares. Based on this historically low proxy response, the Filing Persons believe that they have a reasonable basis for concluding that transactions that require a vote of the stockholders would be unnecessarily time consuming and expensive due to the fact that they would require Obsidian to solicit proxies from stockholders who are not likely to respond. Additionally, based on this same data, the Filing Persons also believe that the only stockholders who are likely to respond to a tender offer are the Filing Persons themselves and a limited number of Obsidian's public stockholders.

Fairness of the Transaction

        The Filing Persons reasonably believe that the going private transaction, including both the purchases of Obsidian common stock by Black Rock Acquisition and the merger, is substantively and procedurally fair to unaffiliated stockholders of Obsidian in both the Black Rock Class and the Minority Class. The reasons for this determination in respect of each class of unaffiliated stockholders are set forth below. In view of the variety of factors considered in connection with making a determination as to the fairness of the merger and the going private transaction to Obsidian's unaffiliated stockholders, and the complexity of these matters, the Filing Persons did not find it practicable, nor did they attempt, except as described above, to quantify, rank or otherwise assign relative weights to the specific factors considered. Moreover, the Filing Persons did not undertake to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

Fairness to Stockholders in the Black Rock Class

        In reaching the conclusion that the transaction is fair, both substantively and procedurally, to the stockholders in the Black Rock Class the Filing Persons considered the following factors.

        Sales of shares of Obsidian common stock to Black Rock Acquisition are at the discretion of the members of the Black Rock Class.

        The Filing Persons will not use any coercive measures in seeking to purchase shares in privately negotiated transactions. All privately negotiated sales of Obsidian common stock between members of the Black Rock Class and Black Rock Acquisition will be at the discretion of the selling stockholder and no member of the Black Rock Class is obligated to sell his or her shares of Obsidian common stock to Black Rock Acquisition. Any such selling stockholder will have no obligation to proceed with a sale unless he or she believes that the price and terms of the transaction are fair.

        Any member of the Black Rock Class who is approached by Mr. Durham and who does not want to remain a stockholder of the Company following the merger and does not believe that the price of $1.85 per share is a fair price may refrain from selling his or her shares to Black Rock Acquisition and will be entitled to exercise appraisal rights if the merger is completed.

        Members of the Black Rock Class who elect to sell in exchange for shares of Black Rock common stock will hold highly illiquid shares of Obsidian common stock following the merger.

        The Filing Persons also considered that a member of the Black Rock Class who chooses to remain a stockholder of Obsidian by exchanging his or her shares of Obsidian common stock for shares of Black Rock common stock will hold stock that is no longer publicly traded, for which resale will be restricted and which will be highly illiquid. The Filing Persons believe that the illiquidity of shares of Obsidian common stock following the going private transaction does not weigh against the fairness of the transaction to the Black Rock Class, primarily because stockholders in the Black Rock Class may choose to take a cash payment of $1.85 per share (which the Filing Persons believe is a fair price, as discussed below) rather than shares of Black Rock common stock that will ultimately be exchanged for new shares of Obsidian common stock. Additionally, the Filing Persons believe that the loss of liquidity will not be material for these stockholders following the going private transaction because the trading market for shares of the common stock of Obsidian is already highly illiquid, with a twelve-month trailing average daily trading volume of approximately 1,373 shares during the twelve months ended September 9, 2005.

        Members of the Black Rock Class who elect to sell in exchange for shares of Black Rock common stock will not have access to public information about Obsidian following the going private transaction.

        The Filing Persons did consider that it will be detrimental to the stockholders of Obsidian following the going private transaction to no longer have access to public information about Obsidian because Obsidian will no longer be required to file periodic reports with the SEC. The Filing Persons ultimately believe that the financial value to Obsidian of no longer being required to comply with SEC reporting requirements will ultimately benefit such stockholders and outweighs this concern.

        The Filing Persons believe that the consideration of $1.85 per share being offered is fair from a financial point of view to members of the Black Rock Class.

        Fairness Opinion of Financial Advisor

        The Filing Persons believe the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders, including members of the Black Rock Class. In determining a fair price to be paid to unaffiliated stockholders, the primary factor considered by the Filing Persons was the valuation analysis provided by Goelzer Investment Banking, the financial advisor to Black Rock Acquisition. On June 30, 2005, Goelzer informed the Filing Persons that its valuation analysis indicated that, as of May 4, 2005, the fair value of one share of Obsidian common stock was $1.83 per share. Adopting and relying upon Goelzer's valuation analysis and taking into consideration the recent trading history of Obsidian's common stock, the Filing Persons set the cash consideration to be received by unaffiliated stockholders at $1.85 per share, which Goelzer opined was fair to the unaffiliated stockholders from a financial point of view. The per share price of $1.85 represented a premium of approximately 1.7% over the fair value of the shares determined by Goelzer in its valuation analysis. In addition, $1.85 represented an approximately 39.0% premium over the average trading price of Obsidian's common stock in the over-the-counter market for the 30 days ending June 13, 2005. The Filing Persons subsequently requested that Goelzer update its valuation analysis to take into consideration Obsidian's financial results for the fiscal quarter ended April 30, 2005. Goelzer's updated valuation analysis indicated that, as of September 14, 2005, the fair value of one share of Obsidian common stock was $1.85 per share. Again adopting and relying upon Goelzer's valuation analysis, the Filing Persons determined that the cash consideration to be paid to unaffiliated stockholders should continue to be $1.85 share.

        Goelzer considered a number of factors in its valuation analysis and used several methodologies in reaching its conclusion. A more thorough discussion of these factors and methods is included under "Fairness Opinion of Financial Advisor," below. In making their determination that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders, the Filing Persons considered the fact that Goelzer made a valuation of Obsidian which included only those operations that are wholly-owned subsidiaries of Obsidian, while excluding the operating entities that are owned by related parties and reported in the consolidated financial statements. Based upon Goelzer's explanation for excluding these entities (as described below in "Fairness Opinion of Financial Advisor—Valuation Methodology"), the Filing Persons have relied upon and adopted, Goelzer's analysis. The fairness opinion is attached as Annex A to this disclosure document and we encourage you to carefully read the opinion in its entirety. In determining the weight to assign to both Goelzer's valuation analysis and its fairness opinion, the Filing Persons also considered the fact that Goelzer was retained by the Filing Persons and not by Obsidian, its board of directors or by any independent committee thereof. As discussed below in "Selection of Goelzer as Financial Advisor," the Filing Persons determined that Goelzer's independence from the Filing Persons combined with Goelzer's experience as a financial advisor mitigated the fact that Goelzer was retained by the Filing Persons rather than Obsidian, its board of directors or any independent committee thereof. Additionally, Goelzer was paid a flat fee of $100,000 for the valuation analysis and fairness opinion and was not paid any amounts which were contingent upon the results of the valuation analysis or fairness opinion.

        Historical and Current Trading Prices

        The price represents a premium to the recent and historical range of trading prices of Obsidian's common stock in the over-the-counter market prior to the public announcement that the Filing Persons were seeking to take Obsidian private at a price of $1.85 per share, including a 39% premium over the average trading price for the 30 days ending June 13, 2005. The price of $1.85 per share has also been deemed fair from a financial point of view to the unaffiliated stockholders by Goelzer Investment Banking in their fairness opinion dated September 14, 2005. In addition, $1.85 per share represents a premium over the book value per share of Obsidian, which was $(5.33) as of July 31, 2005.

        In determining the cash consideration to be offered for shares of Obsidian common stock, the Filing Persons considered that shares have traded at much higher prices over the course of the previous two years. The Filing Persons also adopted Goelzer's analysis of the recent trading prices as more fully described in "Fairness Opinion of Financial Advisor—Recent Trading History" in determining that these higher prices should not be given significant weight in the determination of a fair price and that the trend has been toward a reduction in the price of shares of Obsidian common stock.

        Going Concern Value

        The audit report for the consolidated financial statements of Obsidian for the fiscal year ended October 31, 2005 issued by Obsidian's independent public accountant, McGladrey & Pullen, LLP, expressed substantial doubt about Obsidian's ability to continue as a going concern. Although Goelzer has expressed its opinion that there is significant ongoing risk associated with Obsidian's ability to continue as a going concern, Goelzer believed that Obsidian's value as a going concern, as measured by the income approach, provided the best estimate of Obsidian's fair value. The Filing Persons relied upon and adopted Goelzer's analysis of Obsidian's value as a going concern based upon the income approach in determining the price to be paid in this going private transaction. Additional information regarding Goelzer's analysis under the income approach can be found under "Fairness Opinion of Financial Advisor—Income Approach."

        Offers from Third Parties for the Stock or Assets of Obsidian

        The Filing Persons are not aware of, and for that reason could not consider, the amounts of any firm offers from third parties during the past two years for (a) the merger or consolidation of Obsidian with or into another company or vice versa, (b) the sale or transfer of all or any substantial part of Obsidian's assets, or (c) a purchase of Obsidian's securities that would have enabled the purchaser to exercise control over Obsidian

        Liquidation Value

        The Filing Persons, who are also Obsidian's controlling stockholders, did not consider liquidation value in their analysis of the fairness of the price of $1.85 per share because they relied upon and adopted Goelzer's determination that the adjusted asset value of Obsidian's wholly-owned subsidiaries reflected a negative book value per share. The Filing Persons believe that this analysis also provides a reasonable basis for their conclusion that a liquidation of Obsidian's assets would not provide enough income to satisfy Obsidian's debts, and would, therefore, result in no value to Obsidian's stockholders.

        The Filing Persons believe that the consideration of one share of Black Rock common stock per share of Obsidian common stock is fair from a financial point of view to members of the Black Rock Class.

        The Filing Persons believe that shares of Black Rock common stock are also fair consideration for shares of Obsidian common from a financial point of view because shares of Black Rock common stock are believed to be of reasonably equivalent value to shares of Obsidian common stock, because the only assets of Black Rock Acquisition will be shares of Obsidian common stock acquired as described in this document and cash loaned to Black Rock Acquisition by Mr. Durham for the sole purpose of effecting these stock purchases and the merger. In other words, a share of Black Rock common stock will represent an interest in Obsidian that is materially equivalent to owning one share of Obsidian common stock. There are, however, certain differences in the rights of stockholders of Obsidian and stockholders of Black Rock Acquisition as more thoroughly described in "Comparison of Rights of Obsidian Stockholders and Black Rock Acquisition Stockholders" and "Description of the Transaction—Description of Black Rock Common Stock." The Filing Persons considered these differences but did not deem them to have an adverse effect on the fairness of the transaction since stockholders will hold Black Rock common stock for a period of only 30 days before such shares are exchanged for shares of Obsidian common stock. The fairness opinion issued by Goelzer does not address the fairness from a financial point of view to stockholders in the Black Rock Class of the consideration of one share of Black Rock Common Stock in exchange for one share of Obsidian common stock.

        The Filing Persons do not believe that the financial costs of the transaction outweigh the benefits to members of the Black Rock Class who remain as stockholders of Obsidian.

        The Filing Persons considered that the going private transaction would cost approximately $1,561,187.00. Approximately $225,000 of this amount will be paid for in loans from an affiliate of Mr. Durham and the remainder will be paid for by the purchase by that same affiliate of shares of Black Rock common stock which will ultimately be converted into shares of Obsidian common stock. The Filing Persons considered that the incurrence of debt and the sale of additional shares would have a negative effect on the earnings per share of Obsidian and could negatively impact the holders in the Black Rock Class who remain as Obsidian stockholders following the going private transaction. The Filing Persons believed that this factor was outweighed by the projected costs savings associated with no longer being a public company which would, ultimately, add value to those stockholder's interest in Obsidian. In fiscal years 2003 and 2004, Obsidian spent approximately $557,000 and $608,000, respectively, on recurring costs associated with being a public company, which amounts did not include Section 404 compliance cost. The Filing Persons believe that the cost savings of being a private company will offset the debts incurred for this transaction over the course of approximately one fiscal year.

        The Filing Persons considered the fact that there is a lack of procedural safeguards in place to protect the interests of the Black Rock Class.

        The Filing Persons noted, and members of the Black Rock Class should be aware, that the merger and the going private transaction are being conducted without the benefit of certain significant procedural safeguards:

        —neither the board of directors of Obsidian, nor the special committee, nor the non-employee directors have approved, nor will they be asked to approve, the merger or any aspect of the going private transaction;

        —the Filing Persons are proceeding with these transaction without the input of or any recommendation from the special committee of independent directors appointed by Obsidian's board of directors to consider whether or not a going private transaction is in the best interests of Obsidian and is fair the unaffiliated stockholders;

        —the Filing Persons are proceeding with the going private transaction without an auction or market test which may have reflected a higher value for shares of Obsidian's common stock;

        —the Filing Persons are not seeking the approval of the "majority of the minority" or otherwise giving members of the Black Rock Class the opportunity to vote on the merger or the going private transaction;

        —Goelzer was engaged by the Filing Persons to provide its valuation analysis and fairness opinion and was not chosen, approved or engaged by the special committee or by Obsidian; and

        —no independent representative has been appointed by Obsidian's board of directors or by the Filing Persons to act on behalf of the Black Rock Class.

        The Filing Persons believe that stockholders in the Black Rock Class are not in need of such procedural safeguards because the Black Rock Class is limited to a select group of seven stockholders, each of whom is sophisticated in financial matters and/or has inside knowledge of Obsidian, and each member of the Black Rock Class is able to exercise his or her own discretion in determining whether or not to sell to Black Rock Acquisition and whether to choose the cash consideration or to sell in exchange for shares of Black Rock Acquisition.

Fairness to Stockholders in the Minority Class

        In reaching the conclusion that the transaction is fair, both substantively and procedurally, to the stockholders in the Minority Class the Filing Persons considered the following factors:

        The Filing Persons believe that the consideration of $1.85 per share being offered in the merger is fair from a financial point of view to members of the Minority Class.

        The Filing Persons believe the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders, including members of the Minority Class. In determining a fair price to be paid to unaffiliated stockholders, the primary factor considered by the Filing Persons was the valuation analysis provided by Goelzer Investment Banking, the financial advisor to Black Rock Acquisition. On June 30, 2005, Goelzer informed the Filing Persons that its valuation analysis indicated that, as of May 4, 2005, the fair value of one share of Obsidian common stock was $1.83 per share. Adopting and relying upon Goelzer's valuation analysis and taking into consideration Obsidian's recent trading history, the Filing Persons set the cash consideration to be received by unaffiliated stockholders at $1.85 per share, which Goelzer opined was fair to the unaffiliated stockholders from a financial point of view. The per share price of $1.85 represented a premium of approximately 1.7% over the fair value of the shares determined by Goelzer in its valuation analysis. In addition, $1.85 also represented an approximately 39.0% premium over the average trading price of Obsidian's common stock in the over-the-counter market for the 30 days ending June 13, 2005. The Filing Persons subsequently requested that Goelzer update its valuation analysis to take into consideration Obsidian's financial results for the fiscal quarter ended April 30, 2005. Goelzer's updated valuation analysis indicated that, as of September 14, 2005, the fair value of one share of Obsidian common stock was $1.85 per share. Again adopting and relying upon Goelzer's valuation analysis, the Filing Persons determined that the cash consideration to be paid to unaffiliated stockholders should continue to be $1.85 share.

        Goelzer considered a number of factors in its valuation analysis and used several methodologies in reaching its conclusion. A more thorough discussion of these factors and methods is included under "Fairness Opinion of Financial Advisor," below. In making their determination that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders, the Filing Persons considered the fact that Goelzer made a valuation of Obsidian which included only those operations that are wholly-owned subsidiaries of Obsidian, while excluding the operating entities that are owned by related parties and reported in the consolidated financial statements. Based upon Goelzer's explanation for excluding these entities (as described below in "Fairness Opinion of Financial Advisor—Valuation Methodology"), the Filing Persons have relied upon and adopted Goelzer's analysis. The fairness opinion is attached as Annex A to this disclosure document and we encourage you to carefully read the opinion in its entirety. In determining the weight to assign to both Goelzer's valuation analysis and its fairness opinion, the Filing Persons also considered the fact that Goelzer was retained by the Filing Persons and not by Obsidian, its board of directors or by any independent committee thereof. As discussed below in "Selection of Goelzer as Financial Advisor," the Filing Persons determined that Goelzer's independence from the Filing Persons combined with Goelzer's experience as a financial advisor mitigated the fact that Goelzer was retained by the Filing Persons rather than Obsidian, its board of directors or any independent committee thereof. Additionally, Goelzer was paid a flat fee of $100,000 for the valuation analysis and fairness opinion and was not paid any amounts which were contingent upon the results of the valuation analysis or fairness opinion.

        Historical and Current Trading Prices

        The price represents a premium to the recent and historical range of trading prices of Obsidian's common stock in the over-the-counter market prior to the public announcement that the Filing Persons were seeking to take Obsidian private at a price of $1.85 per share, including a 39% premium over the average trading price for the 30 days ending June 13, 2005, the date the Filing Persons publicly announced that they intended to engage in the proposed transaction at a price of $1.85 per share. The price of $1.85 per share has also been deemed fair from a financial point of view to the unaffiliated stockholders by Goelzer Investment Banking in their fairness opinion dated September 14, 2005. In addition, $1.85 per share represents a premium over the book value per share of Obsidian, which was $(5.33) as of July 31, 2005. The Filing Persons also believe that the fact that the merger consideration of $1.85 per share will be paid in cash and is not subject to any financing condition or deferral also weighs in favor of the fairness of the consideration.

        In determining the price to be offered for shares of Obsidian common stock, the Filing Persons considered that shares have traded at much higher prices over the course of the previous two years. The Filing Persons also adopted Goelzer's analysis of the recent trading prices as more fully described in "Fairness Opinion of Financial Advisor—Recent Trading History" in determining that these higher prices should not be given significant weight in the determination of a fair price and that the trend has been towards a reduction in the price of shares of Obsidian common stock.

        Going Concern Value

        The audit report for the consolidated financial statements of Obsidian for the fiscal year ended October 31, 2005 issued by Obsidian's independent public accountant, McGladrey & Pullen, LLP, expressed substantial doubt about Obsidian's ability to continue as a going concern. Although Goelzer has expressed its opinion that there is significant ongoing risk associated with Obsidian's ability to continue as a going concern, Goelzer believed that Obsidian's value as a going concern, as measured by the income approach, provided the best estimate of Obsidian's fair value. The Filing Persons relied upon and adopted Goelzer's analysis of Obsidian's value as a going concern based upon the income approach in determining the price to be paid in this going private transaction. Additional information regarding Goelzer's analysis under the income approach can be found under "Fairness Opinion of Financial Advisor—Income Approach."

        Offers from Third Parties for the Stock or Assets of Obsidian

        The Filing Persons are not aware of, and for that reason could not consider, the amounts of any firm offers from third parties during the past two years for (a) the merger or consolidation of Obsidian with or into another company or vice versa, (b) the sale or transfer of all or any substantial part of

Obsidian's assets, or (c) a purchase of Obsidian's securities that would have enabled the purchaser to exercise control over Obsidian.

        Liquidation Value

        The Filing Persons, who are also Obsidian's controlling stockholders, did not consider liquidation value in their analysis of the fairness of the price of $1.85 per share because they relied upon and adopted Goelzer's determation that the adjusted asset value of Obsidian's wholly-owned subsidiaries reflected a negative book value per share. The Filing Persons also believe that this analysis provides a reasonable basis for their conclusion that a liquidation of Obsidian's assets would not provide enough income to satisfy Obsidian's debts, and would, therefore, result in no value to Obsidian's stockholders.

        The Filing Persons considered the fact that there is a lack of procedural safeguards in place to protect the interests of the Minority Class.

        The Filing Persons noted, and members of the Minority Class should be aware, that the merger and the going private transaction are being conducted without the benefit of certain significant procedural safeguards:

        —neither the board of directors of Obsidian, nor the special committee, nor the non-employee directors have approved, nor will they be asked to approve, the merger or any aspect of the going private transaction;

        —the Filing Persons are proceeding with these transaction without the input of or any recommendation from the special committee of independent directors appointed by Obsidian's board of directors to consider whether or not a going private transaction is in the best interests of Obsidian and is fair the unaffiliated stockholders;

        —the Filing Persons are proceeding with the going private transaction without an auction or market test which may have reflected a higher value for shares of Obsidian's common stock;

        —Goelzer was engaged by the Filing Persons to provide its valuation analysis and fairness opinion and was not chosen, approved or engaged by the special committee or by Obsidian; and

        —the Filing Persons are not seeking the approval of the "majority of the minority" or otherwise giving members of the Minority Class the opportunity to vote on the merger or the going private transaction; and

        —no independent representative has been appointed by Obsidian's board of directors or by the Filing Persons to act on behalf of the Minority Class.

        Factors Supporting Substantive Fairness.

        Lack of Approval of Obsidian's Board of Directors and the Special Committee.    The Filing Persons do not believe that the lack of approval of this going private transaction by Obsidian's board of directors or by an independent committee thereof has a significantly negative effect on the substantive fairness of the transaction to stockholders in the Minority Class. The price to be paid to the unaffiliated stockholders in the transaction was determined based upon a valuation analysis performed by an independent financial advisor and was not arbitrarily determined by the Filing Persons. Moreover, the laws of the states of Indiana and Delaware allow the merger to occur without any such approval, and provide appraisal rights to unaffiliated stockholders who do not approve of the merger.

        Lack of Approval of Stockholders.    The Filing Persons do not believe that the lack of approval of this going private transaction by Obsidian's stockholders or the approval of a "majority of the minority" stockholders has a significantly negative effect on the substantive fairness of the transaction to stockholders in the Minority Class. First, the Filing Persons believe that there is a reasonable basis to conclude, based on the historically low proxy response from the minority stockholders (see the discussion under "Special Factors—Purposes of the Transaction" for additional disclosure regarding Obsidian's historical proxy return results), that a majority of the non-affiliated stockholders would be unlikely to respond to a solicitation of proxies to vote on a proposed transaction. Additionally, the Filing Persons believe that the first step of the proposed going private transaction (whereby the Filing Persons will attempt to acquire 12.71% of the outstanding shares of Obsidian's common stock from the Black Rock Class in privately negotiated transactions) will function as a majority of the minority vote. A total of 22.71% of Obsidian's common stock is held by stockholders other than the Filing Persons. If all of the holders in the Black Rock Class elect to sell their shares to Black Rock Acquisition, the Filing Persons believe that they will have the functional equivalent of the approval of approximately 60% of the unaffiliated stockholders.

        Goelzer's Independence, the Lack of Market Check and the Lack of an Independent Representative to Act on Behalf of the Minority Class. The Filing Persons believe that, although Goelzer was hired by Black Rock Acquisition, Goelzer is an independent financial advisor who is qualified to provide the valuation analysis and fairness opinion regarding the price to be paid to shareholders in the Minority Class for their shares of Obsidian common stock. As is discussed under "Fairness Opinion of Financial Advisor—Selection of Goelzer as Financial Advisor," Goelzer has been performing business valuations since 1969 and, the Filing Persons reasonably believe, is highly qualified to provide the Filing Persons with a valuation analysis regarding the fair value of shares of Obsidian common stock. The Filing Persons also believe that, by hiring an independent financial advisor to provide a valuation, the need for a market check or an independent representative to act on behalf of the Minority Class is significantly mitigated.

        After having given the foregoing negative factors due consideration, the Filing Persons concluded that the absence of these procedural safeguards, alone or in the aggregate, is not significant enough to outweigh the factors that the Filing Persons have determined support their belief that the transaction is substantively and procedurally fair to the Minority Class. This belief is based primarily on two factors:

        —First, stockholders in the Minority Class who do not believe that the transaction is fair from a financial point of view may pursue appraisal rights as more fully described in "Appraisal Rights of Dissenting Stockholders." The Filing Persons believe that this factor significantly mitigates the risk that the transaction is unfair to stockholders in the Minority Class due to a lack of procedural safeguards.

        —The Filing Persons also believe that the corporate laws of the states of Indiana and Delaware support their actions without requiring that such procedural safeguards be adopted. When the merger occurs, Black Rock Acquisition will be the holder of at least 90% of the outstanding shares of Obsidian common stock and will be entitled pursuant to Delaware and Indiana corporate law to merge with the Company without the approval of the Company's board of directors or unaffiliated stockholders. Due to the facts that the Filing Persons beneficially own 77.29% of the outstanding shares of common stock of Obsidian and due to the fact that the remaining 12.71% of the outstanding shares of the common stock of Obsidian will be obtained in non-coercive, privately negotiated transactions with willing sellers, the merger will fall squarely within the provisions of Delaware and Indiana law, which allow the merger to be completed without the approval of Obsidian's directors or stockholders.

        The Filing Persons considered that stockholders in the Minority Class would not have the opportunity to benefit from the future earnings or growth of Obsidian.

        The Filing Persons considered the fact that stockholders in the Minority Class would be deprived of a future ownership interest in Obsidian and would not benefit from Obsidian's future growth, if any, including any benefit to Obsidian from the use of the NOLs. Although the Filing Persons estimate that the tax savings to Obsidian over the next five years from use of the NOLs may be as much as $9.4 million, the Filing Persons do not believe they can reasonably quantify the detriment to stockholders in the Minority Class from the loss of this ability to benefit from the private company's use of the NOLs. The Filing Persons believe that this factor is partially offset by the fact that the stockholders in the Minority Class will not face the risk of potential losses that may be incurred by Obsidian's operations or a decline in the value of Obsidian after the merger. Additionally, due to the very low trading volume of shares of Obsidian common stock, the Filing Persons also believe that the opportunity for stockholders in the Minority Class to realize cash for their shares, at a premium price, which would otherwise be extremely difficult or impossible given such illiquidity, also offsets the inability of the Minority Class to remain Obsidian stockholders.

Intentions of Officers and Directors of Obsidian

        For the reasons and purposes stated above, the Filing Persons, including Messrs. Durham, Whitesell and Osler, each of whom are directors and executive officers of the Company, and all persons named on Schedule I to this transaction statement intend to contribute their shares of Obsidian common stock to Black Rock Acquisition in exchange for shares of Black Rock common stock. It is not known at this time whether any of the other directors and executive officers of Obsidian who are holders of Obsidian common stock will elect to sell their shares of Obsidian common stock to Black Rock Acquisition, or, if such sales occur, whether they will be made for in exchange for shares of Black Rock common stock or for the $1.85 per share cash consideration.

        The going private transaction is structured so that the Obsidian board of directors is not required to take any action either at this time or prior to the merger of Obsidian and Black Rock. Obsidian's board of directors has not made any recommendation to Obsidian stockholders or otherwise taken any position relative to the going private transaction described in this transaction statement. Specifically, Obsidian's board of directors has made no recommendation to members of the Black Rock Class regarding whether or not such members should sell their shares of Obsidian common stock to Black Rock Acquisition, nor has the board of directors taken any position regarding whether one share of Black Rock common stock to be received by unaffiliated stockholders in the Black Rock Class in connection with the going private transaction is fair from a financial point of view to such members of the Black Rock Class. Obsidian's board of directors has also taken no position with regard to whether the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders. Finally, Obsidian's board of directors has taken no position with respect to the fairness of the going private transaction to unaffiliated stockholders of Obsidian in either the Black Rock Class or the Minority Class. In addition, no executive officer or affiliate of Obsidian (other then the Filing Persons) has made a recommendation in support of or opposed to the transaction.

Fairness Opinion of Financial Advisor

        Black Rock Acquisition has received a fairness opinion from Goelzer Investment Banking, its financial advisor, that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders. The fairness opinion is attached as Annex A to this disclosure document and we encourage you to read the opinion carefully in its entirety. The full text of the fairness opinion is available for inspection and copying at the principal executive offices of Obsidian at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, during regular business hours by any holder of shares of Obsidian common stock or any representative of any such holder who has been so designated in writing. Goelzer has consented to the use of its fairness opinion in this transaction statement.

        For the purposes of rendering its opinion, Goelzer undertook analyses, investigations and interviews which it deemed necessary and relevant. In the course of such activities Goelzer, among other things:

  1.
  Conducted detailed interviews with Rick Snow, Obsidian's Chief Financial Officer, and Terry Whitesell, Obsidian's Chief Operating Officer, concerning the Company's history and operating record, nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

  2.
  Conducted detailed interviews and toured facilities of each operating subsidiary of the Company: Danzer Industries, Inc. ("Danzer"), Classic Manufacturing, Inc. ("Classic"), U.S.

    Rubber and Reclaiming, Inc. ("US Rubber"), United Expressline, Inc. ("United"), Pyramid Coach, Inc. ("Pyramid") and Obsidian Leasing, Inc. ("Obsidian Leasing");

  3.
  Analyzed trading data (stock price and volume trends) of shares of Obsidian common stock for a period of one year and the most recent six months and analyzed the stock's price performance relative to appropriate indices over same time period as provided by Bloomberg Analytics and Yahoo! Finance;

  4.
  Reviewed the Company's filings under the Securities Exchange Act of 1934 including the latest Form 10-K, Form 10-Q and Form 13E-3;

  5.
  Reviewed resolutions of the board of directors of Black Rock regarding the transaction;

  6.
  Reviewed Obsidian's audited consolidated financial statements for fiscal years 1999 through 2004, as available, as well as financial statements reviewed by the Company's auditors through April 30, 2005;

  7.
  Analyzed forecasts for each of Obsidian's operating subsidiaries provided by the Chief Financial Officer (as described in greater detail below);

  8.
  Reviewed internally prepared annual reports for certain of Obsidian's operating subsidiaries in the years prior to their acquisition by Obsidian;

  9.
  Conducted a search using Bloomberg Analytics in order to find publicly traded companies which could be used as reasonable comparables in determining the fair value of Obsidian;

  10.
  Conducted a search for merger and acquisition transactions involving both publicly traded and privately held corporations within similar industries to Obsidian's subsidiary companies using several large proprietary databases (including Mergerstat and World M&A Network's Done Deals, Pratt Stats, and BizComps); and

  11.
  Performed such other studies, analyses and investigations as deemed appropriate.

In rendering its opinion Goelzer relied on the accuracy and completeness of the information furnished to it by Obsdian's Chief Financial Officer and the Filing Persons and has not attempted to independently verify such information; nor has Goelzer made or caused to be made any independent evaluation of the assets of the Company. In reaching its conclusions Goelzer also relied in part upon discussions with the Chief Operating Officer and Chief Financial Officer that no insider trades involving Obsidian common stock have occurred over the course of the six months prior to the date of its opinion, nor has the Company received any legitimate offers for the sale of the Company or a significant amount of its assets nor has the Company attempted to sell off any significant assets.

Selection of Goelzer as Financial Advisor

        The Filing Persons selected Goelzer as the financial advisor to Black Rock Acquisition in this transaction based upon Goelzer's experience in similar matters. Mr. Durham interviewed one other financial advisor firm, but ultimately determined that the firm had certain prior contacts with Obsidian and the Filing Persons that could impugn such firm's independence. With two exceptions, both deemed to be immaterial by the Filing Persons, Goelzer has had no prior relationship with Obsidian, Black Rock Acquisition or the Filing Persons. In 2001, Goelzer provided an opinion as to the fair market value of certain intangible assts of United Expressline, a wholly-owned subsidiary of Obsidian and was paid $5,325.00 in connection with such services. In addition, in 2001 Goelzer also provided an estimate of the fair market value of Danzer, in order to complete an audit of Danzer and was paid $5,050.00 in connection with such services. In both cases, Goelzer was compensated on an hourly basis based upon billing rates at the time and the fees were not contingent upon the outcome of its analysis. Black Rock Acquisition will pay Goelzer a total of $100,000.00 in fees for Goelzer's valuation services and the rendering of Goelzer's fairness opinion.

        Goelzer has been conducting business valuations and engaging in investment banking activities, including structuring transactions, selling businesses and raising capital, since the founding of the firm in 1969. Goelzer is among the Midwest's most active business valuation firms consummating approximately 100 engagements per year. Business and partnership valuations are completed for clients in a wide variety of industries for tax, corporate finance and litigation matters. Goelzer has rendered business appraisals for clients in a wide variety of industries for many different tax, corporate finance and litigation matters. The firm is highly regarded and active in the area of mergers and acquisitions, estate and gift tax filings, and routinely renders opinions of value for other matters such as appraisals of closely-held business for estate and gift tax filings; valuations for buy/sell agreements; valuations for mergers and acquisitions; valuations for stock plans, stock options, preferred stock and other equity plans; empirical research for minority interest, and lack of marketability; and valuations for strategic decisions.

Valuation Methodology

        In addition to providing its fairness opinion Goelzer prepared a valuation analysis whereby it determined the fair value of one share of Obsidian's common stock. The Filing Person's relied upon and adopted this valuation analysis in determining the cash consideration of $1.85 per share of Obsidian common stock to be paid to unaffiliated shareholders in the going private transaction. Goelzer approached the valuation by focusing on three methodologies to value the common equity in assessing the fairness of the consideration to be received by the unaffiliated stockholders: asset approach, market comparable approach and income approach. As is discussed below, the income approach was selected as the most appropriate method for valuing Obsidian. The valuation analysis described herein reflects Goelzer's review of financial data as of and for Obsidian's third fiscal quarter ended April 30, 2005. The Filing Person's do not intend to seek an updated valuation analysis or fairness opinion from Goelzer in connection with the issuance of future financial data by Obsidian or under any other circumstances.

        As discussed in Notes 1 and 4 in the notes to condensed consolidated financial statements contained in Obsidian's Form 10-Q for the fiscal quarter ended April 30, 2005, DW Leasing, LLC and DC Investments Leasing, LLC, entities controlled by Mr. Durham, Obsidian's Chairman, are included in Obsidian's consolidated financial statements pursuant to the provisions of FASB Interpretation No. 46 (FIN No. 46), Consolidation of Variable Interest Entities, An Interpretation of Accounting Research Bulletin No. 51. Under FIN No. 46, a company's consolidated net income or net loss does not reflect the net income or net loss attributable to these entities; instead, the net income or net loss of the entities are reflected on the consolidated statement of operations in the minority interest category. During the six months ended April 30, 2005, both DW Leasing and DC Investments Leasing reported negative operating results. Future operating results of the entities, positive or negative, will be charged to minority interest. In addition, should these entities generate future income in excess of previously recognized losses, such amounts would be charged to minority interest in the consolidated statement of operations and recognized as minority interest on the consolidated balance sheet as a liability. DW Leasing and DC Investments Leasing own 17 of the 36 coaches operated by Pyramid, a wholly-owned subsidiary of Obsidian. Both of these entities are in the business of coach leasing and their coaches are leased exclusively through Pyramid.

        Goelzer conducted its analysis not on the basis of the consolidated financial statements of Obsidian, but based on projections that omitted the assets, liabilities, equity and results of operations of DW Leasing and DC Investments Leasing from the analysis and included only the assets, liabilities, equity and results of operations of Obsidian and Obsidian's wholly-owned operating subsidiaries. Due to the fact that the income from DW Leasing and DC Investments Leasing is not reflected in Obsidian's net income, but is shown as minority interest, Goelzer determined that it was appropriate to exclude the financial impact of DW Leasing and DC Investments Leasing from its valuation analysis and in making its fairness determination, each of which were ultimately determined using the income approach. Goelzer does not believe that omission of these entities had any material effect on its income approach valuation. The exclusion of these entities also had no material effect on the market approach valuation for the same reason; that is, Obsidian does not benefit from their operations and does not record net income from the entities. Although Obsidian does record the assets of DW Leasing and DC Investment Leasing on its balance sheet, Goelzer did not include these assets in its analysis of the asset approach, based on the fact that Obsidian would not benefit from a sale of these assets. The inclusion of the assets of these entities would still have resulted in a negative book value, as is discussed under "—Asset Approach" below.

        Goelzer relied on Obsidian's Chief Financial Officer to provide detailed analysis reflecting the elimination of amounts attributable to DW Leasing and DC Investment Leasing and any related party transactions. The financial analysis prepared by the Chief Financial Officer was not reviewed by Obsidian's auditors. Goelzer worked closely with Obsidian's Chief Financial Officer in order to understand what assets, liabilities, revenues and expenses should be eliminated and how these figures differed from Obsidian's consolidated financial statements as reported in Obsidian's periodic reports filed with the SEC pursuant to the Securities Exchange Act of 1934.

Market Approach

        Given that many of Obsidian's wholly-owned operating subsidiaries operate in distinct industries, Goelzer attempted to value each individual wholly-owned operating subsidiaries by comparing its performance to that of industry peers. However, the industries in which Obsidian's subsidiaries operate are highly fragmented and composed of mostly small, privately-owned competitors. U.S. Rubber, for example, appears to be the last company of its type in North America. As a result, limited public guideline companies exist with which to compare each wholly-owned operating subsidiary. Given the limited availability of any reasonable comparable companies or similar transactions, Goelzer disregarded the use of the market comparable approach.

Asset Approach

        Obsidian's Chief Financial Officer and Chief Operating Officer provided Goelzer with independently prepared appraisals on the real estate and equipment owned by Obsidian's wholly-owned operating subsidiaries. These appraisals were not prepared in connection with the going private transaction and were generally at least twelve months old. Additionally, a current balance sheet disclosing other assets and liabilities of Obsidian's wholly-owned operating subsidiaries, including interest-bearing debt, was provided. Based on the asset appraisals provided to Goelzer relative to Obsidian's current debt, the consolidated adjusted net book value of $(9.3) million was negative. Additionally, the adjusted asset value for each wholly-owned subsidiary reflects the net asset value of that particular subsidiary assuming an orderly liquidation, factoring in the recent asset appraisals provided. Based on the fact that it reflected a negative adjusted book value per share, the asset approach was also regarded by Goelzer as an inappropriate method for valuing Obsidian and was not used. The unadjusted and adjusted consolidated balance sheet as of April 30, 2005, the most current public information available at the time of Goelzer's analysis, is shown below. The adjusted balance sheet reflects eliminations of inter-company payables and receivables. Additionally, the adjusted asset value for each wholly-owned subsidiary reflects the net asset value of each subsidiary, factoring in the asset appraisals provided.

Obsidian Enterprises, Inc.

Adjusted Net Asset Value

	As of April 30, 2005 Unadjusted	Adjustments	As of April 30, 2005 Adjusted
Cash	204		204
A/R	18		18
A/R Related Parties	2,787	(1,406)	1,381
N/R Related Parties	7,171	(2,361)	4,809
Other Current Assets	479		479
Total Current Assets	10,660	(3,767)	6,893
Computer Equipment	56		56
Software	90		90
Leasehold Improvements	1		1
Marketing Videos	20		20
Accumulated Depreciation	(55)		(55)
Total PPE	113	—	113
Danzer	4,113	(4,749)	(636)
United Expressline	1,500	(5,200)	(3,700)
US Rubber	316	3,638	3,954
Classic	1,600	(792)	808
Pyramid/Obsidian Leasing	—	(4,405)	(4,405)
Deferred Income Tax	2,047	(2,047)	—
Goodwill	650	(650)	—
Accumulated Amortization	(162)	162	—
Total Other Assets	10,064	(14,042)	(3,978)
TOTAL ASSETS	20,836	(17,809)	3,027
Accounts Payable	149		149
A/P Related Parties	219	(1,168)	(949)
Taxes Payable	1,137		1,137
Accrued Expenses	361		361
Deferred Taxes	(0)		(0)
Line of Credit—Fair Holdings	16,500	(6,156)	10,344
Total Current Liabilities	18,365	(7,324)	11,041
Notes Payable—Bank	500	(500)	—
N/P—Related Parties	1,007		1,007
Redeemable Common Stock	278		278
Total L-T Liabilities	1,786	(500)	1,286
Total Liabilities	20,151	(7,824)	12,327
Common Stock	4		4
Additional Paid in Capital	9,732		9,732
Retained Earnings—Prior Year	(6,975)		(6,975)
Retained Earnings—Current Year	(2,075)	(9,985)	(12,060)
Total Equity	686	(9,985)	(9,299)
TOTAL LIABILITIES AND EQUITY	20,836	(17,809)	3,027

Income Approach

        As a result of the above-described analysis of the market and asset approaches, Goelzer's valuation relied primarily on the income approach. In Goelzer's opinion, although there continues to be significant ongoing risk, the value of Obsidian as a going concern, as measured by the income approach, provides the best estimate of fair value.

        Goelzer reviewed certain financial projections provided by Obsidian's Chief Financial Officer (which, for the reasons described above, did not include results for DW Leasing or DC Investments Leasing). Revenue and expense projections for fiscal years 2005 through 2009 were provided for each wholly-owned subsidiary and on a consolidated basis. Consolidated revenues were projected to be $78.0 million for fiscal 2005, growing approximately 4.0% per year for each of the next four fiscal years. The Chief Financial Officer assumed revenue growth would continue at the rate of inflation beyond fiscal 2009 and assumed a 3.0% inflation factor. Consolidated cost of revenue were projected to be $67.9 million, resulting in a gross margin of 13.3% for fiscal 2005. Cost of revenue was projected to reflect an approximate 3.5% annual average increase for each of the next four fiscal years. Based upon the slightly higher revenue growth projections, gross margins were projected to improve slightly each fiscal year. Operating expenses were expected to be $8.8 million in fiscal 2005, with an annual increase of 1.0% for each of the next four fiscal years.

        Based on historical results, the Chief Financial Officer advised Goelzer to assume a combined federal and state income tax rate of 40.0%. The Company has approximately $23.5 million in net operating loss ("NOL") carryforwards which could be carried forward and applied to future earnings, thereby reducing taxes in the future when the Company may be more profitable. Goelzer felt it was necessary to include the impact of these NOL's in its analysis in order to give credit to stockholders for the value created by these NOL's. Excluding the impact of the NOL's would have significantly reduced Goelzer's estimate of value below $1.85. Based on the projected operating income provided by the Chief Financial Officer, Goelzer determined that the NOL's would be used up over the next five fiscal years, with income taxes not being incurred until fiscal year 2010. In each successive fiscal year after the fifth forecasted year, the 40.0% combined income tax rate was used. The tax calculations were subtracted from the income-before-tax calculation in order to reach the net income for each forecasted year. The projected use of NOLs was as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Net Operating Loss Tax Shield	21,940	18,529	14,257	9,277	3,624	0
Amount Used to Offset Taxable Income	1,577	3,411	4,272	4,980	5,653	3,624

        In order to calculate Obsidian's value using the income based approach, Goelzer converted these income projections into cash flow projections by factoring in projected capital expenditures of $970,000 for the first forecasted year (remaining relatively flat for the next five years and then growing 3% per year thereafter), projected declines in working capital needs in the first forecasted year of $(2.4) million, with increasing working capital needs thereafter ($871,000 in year two, $371,000 in year three, for example), and projected adjustments for depreciation and amortization of $2.9 million for the first forecasted year (declining each year until projected depreciation is expected to mirror capital expenditures by the sixth year of the forecast). Making these adjustments, which were provided by the Chief Financial Officer, resulted in a cash flow projection of $5.7 million in the first forecast year, which is expected to grow to $5.9 million by the fifth forecasted year. Cash flow after the fifth year is expected to decline due to the loss of the NOL carryforward after the fifth year. The projections provided by the Chief Financial Officer were based on a combination of historical figures and expected outlays where known. In general, capital expenditure projections are subtracted from the net income as these are cash outflows are not reflected in the net income calculation. Increases in working capital needs are subtracted from, and decreases in working capital are added to, the net income projections to reflect the source or use of cash, respectively. Finally, depreciation and amortization are added to net income as these are non-cash expenses factored into net income for tax purposes. These adjustments are common in conducting a valuation analysis on a cash flow basis.

        The following is a tabular presentation of the projections discussed above:

($000)	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Terminal	Yrs. 1-5
Net Revenue	$78,335	$82,896	$86,154	$89,383	$92,737	$95,519	$98,385	4%
Cost of Revenues	67,951	70,610	73,164	75,563	78,044	80,385	82,797	4%

Gross Profit	$10,384	$12,286	$12,990	$13,820	$14,693	$15,134	$15,588	9%
Gross Margin	13.3%	14.8%	15.1%	15.5%	15.8%	15.8%	15.8%
Operating Expenses	8,808	8,875	8,718	8,840	9,040	9,139	9,413	1%

Operating Exp. as % of Revenue	11.2%	10.7%	10.1%	9.9%	9.7%	9.6%	9.6%
Income from Operations	1,577	3,411	4,272	4,980	5,653	5,994	6,174	29%
Operating Margin	2.0%	4.1%	5.0%	5.6%	6.1%	6.3%	6.3%
Interest Expenses	0	0	0	0	0	0	0
Other Income / (Expense)	0	0	0	0	0	0	0

Income Before Tax	1,577	3,411	4,272	4,980	5,653	5,994	6,174
Taxes	0	0	0	0	0	948	2,470
Effective Tax Rate	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%
Net Income	1,577	3,411	4,272	4,980	5,653	5,046	3,705
Net Margin	2.0%	4.1%	5.0%	5.6%	6.1%	5.3%	3.8%
Note: EBITDA	4,471	6,135	6,661	6,631	7,118	6,953	7,162
EBITDA Margin	5.7%	7.4%	7.7%	7.4%	7.7%	7.3%	7.3%
Depreciation / Amortization	2,894	2,725	2,389	1,651	1,465	959	987
Source (Use) of Cash from NWC	2,243	(871)	(371)	(372)	(237)	(347)	(357)

Operating Cash Flow	6,714	5,264	6,290	6,259	6,881	5,658	4,335
Capital Expenditures	(970)	(923)	(926)	(930)	(931)	(959)	(987)

Free Cash Flows	$5,744	$4,341	$5,364	$5,329	$5,950	$4,699	$3,347
Terminal Value						$47,013

Cash Flow Stream	$5,744	$4,341	$5,364	$5,329	$5,950	$51,712

Present Value of Free Cash Flows	$49,111
Add: PV of Combined Tax Shields	75
Less: Outstanding Debt	(43,447)

Fair Value of 100% Obsidian Equity	$5,740

        Based upon these cash flow projections, Goelzer calculated the market value of invested capital for Obsidian. The market value of invested capital is a measure of the value of a company assuming the company was debt free. Goelzer believes that this value is meaningful because it allows for the potential comparison of two similar operating companies before factoring in company-specific financing decisions.

        Goelzer derived a market value of invested capital for Obsidian of $49.1 million by discounting the adjusted cash flows using a weighted average cost of capital that reflects a reasonable rate of return demanded by investors in such companies, factoring in Obsidian's size and any industry-specific risks. The weighted average cost of capital, or WACC, is an expected cost of equity and cost of debt. The weighting of these two cost of capital measures depends upon the borrowing capacity of the entity. Obsidian's WACC was determined to be 10.12%.

        Obsidian's cost of equity of 29% was derived by starting with the 20-year Treasury Bond rate, which Goelzer considered to be a minimum risk-free rate of return expectation for investors in a company such as Obsidian. Goelzer then added in a risk premium demanded by investors in large cap equity stock portfolios based on studies conducted by Ibbotson Associates reflecting historical returns for equities above the returns from 20-year Treasury Bonds. Next, Goelzer added an additional premium demanded by investors in micro cap stock portfolios, again based upon data from Ibbotson Associates. Finally, Goelzer added a company-specific risk premium of 10% to account for several risks an investor in Obsidian faces, not already accounted for in the micro cap risk premium as follows:

  a)
  lack of diversification relative to owning a portfolio of publicly-traded stocks

  b)
  small size

  c)
  limited, if any, following by Wall Street analysts

  d)
  limited holdings of Obsidian common stock by institutional investors

  e)
  illiquidity of Obsidian common stock, relative to the market as a whole

  f)
  financial condition of Obsidian (as noted by the auditing firm)

  g)
  inability to make regular distributions to stockholders

  h)
  wholly-owned operating subsidiaries operate in highly fragmented industries and there are limited synergies between wholly-owned operating subsidiaries

  i)
  high level of financial risk given the current amount of debt financing

  j)
  relatively flat growth projected based on industry analysis and management expectations

  k)
  wholly-owned operating subsidiary-specific risks—such as pending lawsuits

  l)
  limited barriers to entry to prevent competitors from moving into Obsidian's markets

        Obsidian's after-tax cost of debt of (5.4)% was derived by taking a weighted average of the expected interest rate on the Company's existing debt (9.0)% multiplied by the expected tax rate of 40%, which the Chief Financial Officer confirmed was in line with Obsidian's historical interest rates. Goelzer applied a 20% weight to the cost of equity and an 80% weight to the cost of debt, given the Company's large amount of debt financing. Goelzer used an iterative process to derive this weight. Although the discount rate for each subsidiary could be calculated differently, the borrowing decisions are made at the corporate parent level. As such, the discount rate applied to the projected cash flows (weighted average cost of capital) was determined for the Company as a whole.

        Once the discount rate was derived, Goelzer tested the reasonableness of this discount rate by comparing it to the smallest decile companies in the S&P 600 Index and 50 of the smallest companies in the Russell 2000 Small Cap Index. The data for these was taken from Bloomberg Analytics®. These two indices reported WACCs of 9.86% and 10.2% respectively. Goelzer, therefore, considered the 10.12% WACC used in the Obsidian valuation analysis to be reasonable.

        In order to derive Obsidian's equity value, Goelzer subtracted the amount of Obsidian's interest-bearing debt from the market value of invested capital (and made an adjustment for certain expected tax benefits more fully described below) to determine that Obsidian's equity value is $5.7 million. The current outstanding debt schedule for Obsidian and its subsidiaries as of April 30, 2005 used in this calculation is as follows:

Debt Schedule

	4/30/05 Balance	Rate Terms	% of Total Debt
U.S. Rubber Reclaiming
Line of Credit	2,552,192	6.25%	5.87%
Note Payable	2,619,049	6.75%	6.03%
Note Payable—Related Parties	3,634,628	8.00%	8.37%

Sub-Total	8,805,869
Obsidian Leasing & Pyramid Coach
Note Payable	5,049,198	8.00%	11.62%
Note Payable—Related Parties	3,195,097	12.00%	7.35%

Sub-Total	8,244,294
Danzer
Note Payable—Fair Holdings	3,764,980	6.29%	8.67%

Sub-Total	3,764,980
Classic
Note Payable	686,828	6.25%	1.58%
Line of Credit	762,904	6.25%	1.76%

Sub-Total	1,449,732
United
1st Indiana Line of Credit	1,950,000	6.50%	4.49%
Auto Loan	12,661	9.00%	0.03%
Note Payable	7,590,097	8.00%	17.47%

Sub-Total	9,552,758
Obsidian Enterprises
Line of Credit—Fair Holdings	10,343,611	10.00%	23.81%
Note Payable—DC Investments	1,007,397	15.00%	2.32%
Common Stock Redeemed	278,400	n/a	0.64%

Sub-Total	11,629,408
Total Debt	43,447,042		100%
Weighted Average Borrowing Rate	8.4%

        Finally, Goelzer added back approximately $75,000 to account for depreciation tax deductions not captured in the forecast provided by the Chief Financial Officer. Based on depreciation schedules provided to Goelzer by the Company's Chief Financial Officer, it was determined that certain amounts of depreciation for current and past capital expenditures would be expensed in years beyond the forecast period. The present value of these future tax savings was derived to be approximately $75,000. This amount was added to the equity value calculation.

Recent Trading History

        Goelzer analyzed the trading history of shares of Obsidian common stock over two distinct periods: the 12 months ending July 6, 2005, the day before the Company initially filed its intent to go private, and the 12-month period ending September 9, 2005, the most recent data available as of this writing. Goelzer included analysis through July 6 in order to demonstrate the immediate boost in the market price of Obsidian after the public announcement on July 7, 2005 of an offer to purchase shares from unaffiliated shareholders at $1.85 per share.

        The offer price of $1.85 per share appears to be at a discount to both the 12-month average price for the periods ending July 6, 2005 and September 9, 2005. However, further review of the data provides additional insight. The six-month average share price for the period ending September 9, 2005 is $1.70. The $1.85 offer price is a 9% premium to this average. However, this period incorporates the fact that the market had responded to the public announcement to purchase the shares at $1.85. For the six-month period ending July 6, 2005, the day before the public announcement, the average trading price was $1.53. Additionally, the average share price for the 30 days prior to the announcement was only $1.35 per share. The offer price of $1.85 is a 21% premium to the 6-month average and a 37% premium to the 30-day average over this time period. Finally, the market data reveals a trend of deteriorating prices in the market which is not necessarily evident when comparing averages. During the 12 months ending July 6, 2005, Obsidian's trading price declined 79%.

        In conducting its valuation, Goelzer recognized that shares of Obsidian common stock traded at $10.01 per share in June 2004. Goelzer does not believe, however, that the prices reflected during this brief window were indicative of the true market value of shares of Obsidian's common stock, for several reasons. With the exception of this brief time period, historical trading volume and prices over the previous twelve month period give a clear indication of a lack of interest in Obsidian's common stock and a general trend towards declining value. Sellers of Obsidian's common stock have demonstrated a willingness to sell their interests on a continuous declining value as demonstrated.

        Goelzer also analyzed the trading volume to assess the riskiness of the stock. During the same period analyzed as discussed above, an average of between 300-500 shares of Obsidian stock on any given day. Even if one considers only those days in which the shares traded, an average of between 1,000 and 1,500 shares traded in the marketplace. By comparison, over the last six months (ending September 9, 2005), the average daily trading volume for the smallest members of the Russell 2000 Index (in market capitalization) was 386,558 shares per day. The average trading daily trading volume for members of the lowest decile of the S&P 600 Small Cap Index was 163,977 shares per day during this same six month period. Shares of Obsidian common stock have much less trading volume than other small cap companies. Investors in shares of Obsidian common stock bear added risk to hold such illiquid shares. A sample of recent trading dates and trading data is listed below.

OTC BB: OBDE.OB
Source: Yahoo! Finance

Date	Open	High	Low	Close	Adj. Close*	Avg. High / Low	Volume	Traded Days
9/9/05	1.75	1.75	1.75	1.75	$1.75	$1.75	0
7/8/05	1.75	1.75	1.75	1.75	$1.75	$1.75	0
7/7/05	1.75	1.75	1.75	1.75	$1.75	$1.75	600	600
7/6/05	1.45	1.45	1.45	1.45	$1.45	$1.45	0
7/5/05	1.45	1.45	1.45	1.45	$1.45	$1.45	2,900	2,900
7/1/05	1.45	1.45	1.45	1.45	$1.45	$1.45	0
6/30/05	1.45	1.45	1.45	1.45	$1.45	$1.45	600	600
6/29/05	1.45	1.45	1.45	1.45	$1.45	$1.45	700	700
6/28/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
6/27/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
6/24/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
6/23/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
6/22/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
6/21/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
6/20/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
6/17/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
6/16/05	1.35	1.55	1.35	1.50	$1.50	$1.45	4,500	4,500
6/15/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/14/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/13/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/10/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/9/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/8/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/7/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/6/05	1.20	1.20	1.20	1.20	$1.20	$1.20	300	300
6/3/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/2/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
6/1/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
7/8/04	7.00	7.00	7.00	7.00	$7.00	$7.00	0
					Offer Price Premium/(Discount)
12-Month Average Trailing 9/9/05	$2.61	$2.58	494	1,373	(29%)
12-Month Average Trailing 7/6/05	$3.23	$3.21	459	1,258	(43%)
6-Month Average Trailing 9/9/05	$1.70	$1.69	388	1,243	9%
6-Month Average Trailing 7/6/05	$1.53	$1.53	297	1,065	21%
30-Days Average Ending 7/6/05	$1.35	$1.35	307	1,533	37%
12-Month Stock Price Appreciation/(Decline) Through 9/9/05 (61%)
12-Month Stock Price Appreciation/(Decline) Through 7/6/05 (79%)

*
Close price adjusted for dividends and splits.

Valuation Conclusion

        It is Goelzer's opinion that the aggregate fair value of Obsidian common stock is $5,739,661. With 3,109,333 common shares outstanding, the final conclusion of value was $1.85 per share (rounded).

As Of September 14, 2005
Present Value of Free Cash Flows	$49,111,346
(Based on DCF Analysis)
Add: PV of Additional Tax Shields	$75,357
(Not Captured in DCF Analysis)
Less: Outstanding Interest-Bearing Debt	$(43,447,042)

Fair Value of 100% Obsidian Equity	$5,739,661
Fair Value of One (1) Common Share	$1.85

Disclaimers

        This opinion of value is premised on the Company's continued operation as a going concern. This valuation does not represent a recommendation to investors. Goelzer acknowledges remarks by Obsidian's auditing firm in the Company's recent 10-K filing that the Company's recurring losses, its total liabilities and its lack of compliance with the current terms of its debt financing agreements "raises substantial doubt about the Company's ability to continue as a going concern." As a result, at $1.85 per share, an investment in Obsidian common stock is not without certain risk. As noted previously, the stock is thinly traded, providing additional risk to investors. It is also Goelzer's opinion that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders.

        Goelzer was not asked to opine and did not express any opinion as to (a) the tax or legal consequences of the merger or the going private transaction; (b) the realizable value of Obsidian's common stock or the prices at which Obsidian's common stock may trade; (c) the realizable value of Black Rock common stock; and (d) the fairness of any aspect of the transaction not expressly addressed in this fairness opinion.

        Additionally, Goelzer did not address the underlying purpose of causing Obsidian to become a non-publicly traded company, nor does Goelzer's opinion constitute a recommendation to any Obsidian stockholder.

        The summary above describes the material points of a more detailed analysis performed by Goelzer which was reviewed with the directors of Black Rock. In arriving at this opinion, Goelzer conducted what it considered to be the most appropriate and relevant financial analysis and made qualitative judgments regarding the significance of its analysis. In addition, based on research Goelzer made numerous assumptions regarding overarching economic factors, industry trends, financial markets, and the financial condition of the Company.

        In developing these assumptions, Goelzer researched general economic sources of data as well as industry trade sources. This information provided a basis for comparing Obsidian's historical performance and testing forecast assumptions for reasonableness. General economic statistics such as GDP growth, housing trends, household consumption and debt, trends in interest rates, inflation, housing starts, consumer spending, unemployment, manufacturing capacity, and energy costs were all reviewed.

        Based on this research, Goelzer assumed that Obsidian will move in step with the overall U.S. economy. The Livingston Survey, produced by the Federal Reserve Bank of Philadelphia, released on December 21, 2004, placed GDP growth at an annual rate of 3.9% through the second half of 2004, continuing at an annual rate of 3.5% in the first and second halves of 2005. The forecast for the Consumer Price Index (CPI) is 2.7% annual growth from 2003 to 2004, followed by slower growth of 2.4% in 2005 and 2006. Regarding the long-term outlook, according to the survey, real GDP is projected to grow at 3.2% annually over the next 10 years. Management projected a 4% annual revenue growth assumption overall during the next five years and a 3% inflation factor for the Company's long-term growth assumptions. It is Goelzer's opinion that the Company's overall revenue growth assumption of 4% per year for the next five years, and 3% longer term, is consistent with the overall domestic economic trends and relevant industry trends.

        The Livingston Survey also forecasts short-term and long-term interest rates rising sharply over the next two years. The 3-month Treasury bill interest rate stood at 2.2% at the end of 2004, and is projected at 2.8% in June 2005, 3.4% in December 2005, and 3.8% in December 2006. The interest rate on 10-year Treasury bonds stood at 4.2% at the end of 2004, and is projected at 4.8% in June 2005, 5.2% in December 2005, and 5.5% at the end of 2006. Goelzer combined this information, along with the Company's current borrowing rates in deriving a 9% average cost of debt as part of the capital structure analysis discussed previously.

        As discussed elsewhere in this report, Goelzer analyzed the Company's stock price decline and recent trading history in comparison to the stock market as a whole, and specifically indices representing smaller publicly traded companies. While this analysis did not provide specific assumptions used in the valuation, it did provide a distinct comparison between Obsidian's unfavorable stock performance and lack of trading history relative to the aforementioned benchmarks and reflects the significant risk faced by current stockholders of Obsidian.

        Goelzer determined that the Company is overly burdened by debt financing based upon its volatile earnings and high level of interest and principal payments. Goelzer compared the amount of debt to what large banking institutions recommend, based upon the Company's total assets and recent historical income levels. The Company's total debt level is in excess of current bank lending practices. This analysis was used to derive the cost of capital used in the discounted cash flow analysis described above. This financial risk noted by Goelzer echoes comments made by the Company's auditor in prior SEC filings.

        In rendering its opinion, Goelzer relied upon, without independent verification, the financial and other information provided to it (including the financial forecasts) by the Chief Operating Officer and Chief Financial Officer of Obsidian, including copies of recent SEC filings and independent audit reports, and assumed, based upon the representations of Obsidian's Chief Financial Officer and Chief Operating Officer to that effect, and upon visits to the operations of each of Obsidian's wholly-owned subsidiaries, that such information is accurate, complete and reasonably prepared and reflects the best currently available information regarding the financial condition of Obsidian; that no material changes to the Company have occurred between the date the information was provided and the date of this opinion; and that there were no facts or information regarding Obsidian or the proposed transaction that were incomplete or misleading. Goelzer was advised by the Filing Persons that the forecasts provided to Goelzer were prepared by Obsidian's Chief Financial Officer with input from the Chief Operating Officer and from management of each wholly-owned operating subsidiary. Goelzer was also informed that the forecasts were similar to those used for Obsidian's internal planning purposes. Goelzer also compared each of the forecasts to the recent performance of Obsidian and the wholly-owned subsidiaries in order to independently assess the reasonableness of these forecasts. Goelzer also assumed that the transaction will be consummated in all material respects as described in the transaction description contained in this transaction statement.

Fairness Opinion

        Based upon the foregoing, it is Goelzer's opinion that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction is fair from a financial point of view to the unaffiliated stockholders. This opinion was requested by Mr. Timothy S. Durham, Incorporator of Black Rock on behalf of the board of directors of Black Rock in connection with the transaction described above.

        Goelzer's opinion letter has been delivered to the board of directors of Black Rock Acquisition and states that it may only be relied upon by the board of directors of Black Rock Acquisition and its advisors in connection with the proposed going private transaction, and may not be relied upon for any other purpose or by any other party, including Obsidian, or its board of directors, for any purpose whatsoever. Goelzer was retained by Black Rock Acquisition to provide the valuation analysis and the fairness opinion pursuant to the terms and conditions of an engagement letter between Goelzer and Black Rock Acquisition. The engagement letter expressly states that the agreement is made solely for the benefit of the board of directors of Black Rock Acquisition, Goelzer, and the affiliates, subsidiaries, employees, agents, officers and directors of Goelzer, and that no other person shall acquire or have any right under or by virtue of the engagement letter. Goelzer's ability to rely on the terms of the engagement letter and the limitations on reliance in the fairness opinion as a defense to any state law claim against Goelzer by any party other than the board of directors of Black Rock Acquisition will be resolved by a court of competent jurisdiction. The resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Filing Persons under applicable state law. The availability of a state-law defense to Goelzer will have no effect on the rights and responsibilities of either Goelzer or the Filing Persons under federal securities law.

DESCRIPTION OF THE TRANSACTION

General

        As of June 30, 2005, there were 3,109,333 shares of the common stock, $0.0001 par value of the Company issued and outstanding, and the Filing Persons held or had voting and investment power over approximately 77.29% of the outstanding shares. The Filing Persons, through Black Rock Acquisition, are seeking to acquire at least an additional 12.71% of the outstanding shares of Obsidian common stock, which would bring the total amount held by the Filing Persons to 90% of the outstanding shares of Obsidian common stock. All purchases by Black Rock Acquisition of shares of Obsidian common stock made in an effort to obtain ownership of 90% of the outstanding shares will be made in exchange for either a cash purchase price of $1.85 per share or in exchange for a like number of shares of Black Rock common stock, or a combination thereof, at the discretion of the selling stockholder.

        Under the provisions of both Delaware and Indiana corporate law, the ownership of 90% of the outstanding shares of Obsidian common stock will enable Black Rock Acquisition to approve a merger of the Company and Black Rock Acquisition without the approval of Obsidian's board of directors or other stockholders. Instead, Black Rock Acquisition, by the action of its board of directors, will approve the merger. The merger will cause the Company to become a private company and eliminate the expenses, administrative burdens and potential liabilities associated with being a public company.

Purchases of shares of Obsidian common stock from members of the Black Rock Class

        The first step in the going private transaction will be for the Filing Persons, through Black Rock Acquisition, to accumulate a total of 90% of the outstanding shares of Obsidian common stock in order to allow Black Rock Acquisition to consummate the merger without the approval of the board of directors or stockholders of Obsidian. The Filing Persons currently hold 77.29% of the outstanding shares of Obsidian common stock and will seek to purchase the additional 12.71% needed to reach 90% in privately negotiated transactions with a select group of stockholders.

        The Filing Persons will seek to purchase this 12.71% from a group of approximately seven Obsidian stockholders referred to in this transaction statement as the "Black Rock Class," who will be asked to consider selling their shares of Obsidian common stock to Black Rock for a cash payment of $1.85 per share, or for a like number of shares of Black Rock common stock or for a combination thereof, at the selling stockholder's discretion. The stockholders in the Black Rock Class have been chosen by the Filing Persons based on either the size of their holdings of Obsidian common stock, on their insider relationship with Obsidian, or on a long-standing business relationship with Mr. Durham. Members of the Black Rock Class will be contacted by Mr. Durham on or about [30 days from mailing of this document], 2005. If you have not been contacted by [40 days from mailing of this document], you are not a member of the Black Rock Class and the Filing Persons do not intend to ask you to sell your shares of Obsidian common stock to Black Rock Acquisition.

        To the extent an Obsidian stockholder in the Black Rock Class elects to sell his or her shares of Obsidian common stock in exchange for shares of Black Rock common stock, such Obsidian stockholder will become a stockholder of Black Rock Acquisition and, following the going private transaction, will be a minority stockholder of Obsidian and will bear the risk of any losses from Obsidian's future operations or any decline in the value of Obsidian after the transaction and will have the opportunity to participate in the future earnings and growth, if any, of Obsidian.

        Member of the Black Rock Class are not obligated to sell their shares of Obsidian common stock to Black Rock Acquisition. In order to consummate the going private transaction as described in this transaction statement, Black Rock Acquisition must obtain at least 90% of the outstanding shares of Obsidian common stock. In order to meet this threshold, all of the members of the Black Rock Class must agree to sell their shares of Obsidian common stock to Black Rock. If any member of the Black Rock Class decides against a sale of his or her shares of Obsidian common stock to Black Rock, the going private transaction can not proceed as outlined in this transaction statement. The Filing Persons have not determined how they will proceed in the event that all of the members of the Black Rock Class do not agree to sell their shares of Obsidian common stock to Black Rock Acquisition. After being notified by Mr. Durham that you are a member of the Black Rock Class, you will be asked to decide whether or not to sell your shares of Obsidian common stock to Black Rock Acquisition in a timely fashion. Although there will be no firm deadline for the expiration of Black Rock Acquisition's offer to buy your shares of Obsidian common stock, the Filing Persons hope to complete the going private transaction as quickly as possible and will seek to minimize all delays, including any significant delay in the response of any member of the Black Rock Class to an offer to purchase such members shares of Obsidian common stock.

        Members of the Black Rock Class who sell their shares of Obsidian common stock in exchange for shares of Black Rock common stock, become stockholders of Black Rock Acquisition from the date of the sale until the effective time of the merger between Black Rock Acquisition and Obsidian. Please refer to "Comparison of Rights of Obsidian Stockholders and Black Rock Acquisition Shareholders" for a summary of the material differences between the rights of Obsidian's stockholders and Black Rock Acquisition's shareholders. Additionally please see 'Description of Black Rock Common Stock' for a description of the shares of Black Rock common stock.

The Minority Class

        The second class of Obsidian stockholders (or what we call the "Minority Class") will not be given the option to become a stockholder of Black Rock or to otherwise remain a stockholder of Obsidian. Instead, following the merger of Obsidian and Black Rock Acquisition, shares of Obsidian common stock held by stockholders in the Minority Class will be cancelled and such stockholders will be entitled only to a cash payment of $1.85 per share. Members of the Minority Class will no longer be stockholders of Obsidian and will have no opportunity to participate in the future earnings and growth, if any, of Obsidian. The individual stockholders in the Minority Class hold such low percentages of the outstanding shares of Obsidian common stock that the Filing Persons do not believe that it is cost effective to pursue a privately negotiated purchase by Black Rock Acquisition of shares held by such Obsidian stockholders.

The Merger

        Upon the consummation of the merger, each outstanding share of Obsidian common stock will be cancelled and, except for shares held by Black Rock Acquisition or by any stockholder of Obsidian who properly exercises his or her statutory appraisal rights under Delaware law, will be automatically converted into the right to receive $1.85 per share in cash, without interest upon surrender of the certificate for such shares to a paying agent who will be appointed by us to make such payments. Instructions regarding the surrender of stock certificates for payment, will be set forth in a Notice of Merger and Letter of Transmittal, which will be mailed to you promptly after the effective time of the merger. You should not submit your stock certificates until you have received and reviewed these documents. Members of the Black Rock Class who choose to become stockholders of Black Rock Acquisition will not receive any cash for their shares of Obsidian common stock. Following the merger of Obsidian and Black Rock Acquisition, members of the Black Rock Class who choose to become stockholders of Black Rock Acquisition will hold shares of Obsidian common stock which will be highly illiquid and Obsidian financial information will no longer be publicly available.

        Upon consummation of the merger, each outstanding share of Black Rock common stock will be automatically converted into a new share of Obsidian common stock. The stockholders of Black Rock Acquisition, which will be the Filing Persons and any member of the Black Rock Class who sells his or her shares of Obsidian common stock to Black Rock Acquisition in a privately negotiated transaction in exchange for shares of Black Rock common stock, will hold 100% of the outstanding shares of Obsidian common stock.

Material Modification of Terms of the Transaction

        The Filing Persons reserve the right to modify the terms of the transaction, including the amount of the cash consideration to be paid. If the terms of the transaction are modified in any material way, the Filing Persons are obligated to promptly disseminate disclosure of such changes to in a manner reasonably calculated to inform Obsidian's stockholders.

Description of Black Rock Common Stock

Authorized Shares

        Black Rock Acquisition's articles of incorporation authorize the issuance of up to 5 million shares of common stock, no par value, none of which are outstanding.

Dividend Rights

        Holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared by Black Rock Acquisition's board of directors out of funds legally available therefor.

Voting Rights

        Holders of shares of common stock are entitled to one vote for each common share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all of the directors standing for election.

Liquidation Rights

        Upon the liquidation, dissolution or winding up of Black Rock Acquisition, the holders of shares of common stock are entitled to receive ratably the net assets of Black Rock Acquisition available after the payment of all debts and other liabilities.

Other Matters

        Holders of shares of common stock have no preemptive, subscription, redemption or conversion rights.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

        If the merger is consummated, record stockholders of Obsidian will have certain rights under the Delaware General Corporation Law, or DGCL, to an appraisal of, and to receive payment in cash of the fair value of, their shares of Obsidian common stock (the "Appraisal Shares"). Members of the Black Rock Class who elect to sell their shares of Obsidian common stock to Black Rock Aquisition will not be entitled to appraisal rights in connection with the going private transaction or the merger. The only series of events that would cause a member of the Black Rock Class to be entitled to appraisal rights would be if such member of the Black Rock Class refused to sell its shares of Obsidian common stock to Black Rock Acquisition and, subsequently, Black Rock Acquisition and the Filing Persons acquired 90% of the outstanding shares of Obsidian common stock and consummated the merger. Members of the Black Rock Class who do not believe that the consideration of $1.85 per share or one share of Black Rock common stock reflect the fair value of Obsidian's common stock are advised not to sell their shares of Obsidian common stock to Black Rock Acquisition.

        Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262"), a copy of which is attached to this Transaction statement as Schedule II, will have the fair value of their Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Delaware Court of Chancery and will be entitled to receive from Obsidian a cash payment equal to such fair value. Any such judicial determination of the fair value of Appraisal Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the $1.85 per share to be paid in the merger. In addition, stockholders who invoke appraisal rights may be entitled to receive payment of a fair rate of interest from the effective time of the merger on the amount determined to be the fair value of the Appraisal Shares. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

        Under Section 262, Obsidian, either before the effective time of the merger or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the effective time and that appraisal rights are available. In either case, the notice must include a copy of Section 262. This transaction statement and the attached copy of Section 262 are intended by the Filing Persons to satisfy this notice requirement. A holder of Appraisal Shares wishing to exercise appraisal rights will be required to deliver to Obsidian within 20 days after the date of mailing such notice, a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal is made and must continue to hold of record such Appraisal Shares through the effective time of the merger. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made, but who thereafter transfers such Appraisal Shares prior to the effective time of the merger, will lose any right to appraisal with respect to such Appraisal Shares. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Obsidian of the identity of the stockholder of record and that such stockholder intends thereby to demand an appraisal of such Appraisal Shares.

        A person having a beneficial interest in Appraisal Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect appraisal rights. If the Appraisal Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for appraisal rights must be executed by or for the record owner. If Appraisal Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Appraisal Shares through a broker who in turn holds the Appraisal Shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Appraisal Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Appraisal Shares.

        A record holder, such as a broker, fiduciary, depository or other nominee, who holds Appraisal Shares as a nominee for others, will be able to exercise appraisal rights with respect to the Appraisal Shares held for all or less than all of the beneficial owners of those Appraisal Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Appraisal Shares outstanding in the name of such record owner.

        Within 120 days after the effective time of the merger, but not thereafter, Obsidian or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such holders' Appraisal Shares. There is no present intention on the part of Obsidian, Black Rock Acquisition or the Filing Persons to file an appraisal petition on behalf of Obsidian, and stockholders who seek to exercise appraisal rights should not assume that Obsidian will file such a petition or that Obsidian will initiate any negotiations with respect to the fair value of Appraisal Shares. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the provisions of Section 262 will be entitled, upon written request, to receive from Obsidian a statement with respect to which demands for appraisal were received as well as the number of holders of such Shares. Such statement must be mailed within ten days after the written request therefor has been received by Obsidian, or within ten days after expiration of the period for delivery of demands, whichever is later.

        If a petition for appraisal is timely filed, after a hearing on such petition the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value from the effective time of the merger.

        The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. However, costs do not include attorneys' fees or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order all or a portion of the expenses incurred by any stockholder, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

        At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw its demand for appraisal and to accept the merger consideration of $1.85 per share. After this period, the stockholder may withdraw such holder's demand for appraisal only with the written consent of Obsidian. If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses such holder's right to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the merger consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to Obsidian a written withdrawal of such stockholder's demand for appraisal within 60 days after the effective time of the merger.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is attached to this transaction statement as Schedule II, and the foregoing summary is qualified in its entirety by reference to Schedule II.

        The Filing Persons have made no provision to obtain counsel or appraisal services for or to grant access to the corporate files of Obsidian or Black Rock Acquisition by the unaffiliated Obsidian stockholders.

INFORMATION ABOUT THE COMPANY

        Obsidian Enterprises, Inc. is a Delaware corporation headquartered in Indianapolis, Indiana. The Company is a holding company which has historically invested in and acquired small and mid-sized companies in industries such as manufacturing and transportation. The Company aims to maximize the profits of its current subsidiaries and to acquire additional manufacturing companies of similar size. The Company currently conducts business through six subsidiaries. The principal executive offices of Obsidian are located at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, and its telephone number is (317) 237-4122.

Market for Obsidian's Common Stock

        As of September 16, 2005, there were 3,109,333 shares of Obsidian's common stock outstanding. The shares of Obsidian's common stock are traded in the over-the-counter ("OTC") market and prices are posted on the "OTC Bulletin Board" under the symbol "OBDE.OB." OTC market quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. The following table sets forth, for the periods indicated, the high and low sales prices for Obsidian's common stock in the OTC market:

	Fiscal 2005		Fiscal 2004		Fiscal 2003
	High	Low	High	Low	High	Low
1st Quarter	$7.00	$2.25	$17.50	$11.50	$13.00	$8.00
2nd Quarter	$3.00	$1.55	$20.00	$5.00	$12.50	$9.00
3rd Quarter	$1.80	$1.20	$10.00	$2.50	$11.50	$5.00
4th Quarter	$1.90	$1.50	$6.25	$2.95	$15.00	$7.50

        On October 20, 2005, the last trading day on which a trade was reported prior to the filing of this transaction statement with the SEC, the closing sale price was $1.81. You are urged to obtain a current market quotation for your shares of Obsidian's common stock.

Dividends

        The Company has not declared or paid any dividends on its common stock during the past two years. The payment and amount of any future cash dividends would be restricted by Obsidian's lenders.

SUMMARY FINANCIAL INFORMATION

        The audited consolidated financial statements of Obsidian as of and for the periods ended October 31, 2004 and 2003 are incorporated herein by reference to Item 8 of Obsidian's Annual Report on Form 10-K for its fiscal year ended October 31, 2004 (the "Form 10-K Report"). The unaudited consolidated financial statements of Obsidian as of and for the nine months ended July 31, 2005 are incorporated herein by reference to Item 1 of Obsidian's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2005 (the "Form 10-Q Report"). The Form 10-K Report and the Form 10-Q Report are referred to as the Obsidian Financial Reports.

        Set forth below is certain summary consolidated financial information with respect to Obsidian and its subsidiaries excerpted or derived by us from the audited consolidated financial statements of Obsidian contained in the Form 10-K Report and the unaudited financial statements of Obsidian contained in the Form 10-Q Report. More comprehensive financial information is included in the Obsidian Financial Reports and in other documents filed by Obsidian with the Securities and Exchange Commission, and the following financial information is qualified in its entirety by reference to the Obsidian Financial Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

        (amounts in thousands, except per share data)

Operating Data

	Nine Months Ended July 31,		Year Ended October 31,
	2005	2004	2004	2003
Net sales	$50,180	$46,578	$64,360	$59,295
Gross profit	4,077	4,976	6,556	7,559
Loss from operations	(3,661)	(2,690)	(3,867)	(978)
Discontinued operations, net of tax	—	—	—	(49)
Net loss	(7,341)	(5,837)	(8,033)	(3,873)
Basic and diluted loss per share[1]
From continuing operations	(2.36)	(2.45)	(2.47)	(1.47)
Discontinued operations	—	—	—	(0.02)
Net loss per share	(2.36)	(2.45)	(2.47)	(1.49)
Book value per share	(5.33)	n/a	n/a	n/a
Ratio of earnings to fixed charges:
Ratio	0.17	0.60	0.33	0.78
Dollar deficiency	(4,795)	(3,418)	(4,485)	(1,739)

(1)
Includes the effect of the 1 for 50 reverse stock split effective for trading purposes on February 18, 2004 and the conversion of the Series C and Series D preferred shares to shares of common stock.

Balance Sheet Data

	July 31, 2005	October 31, 2004	October 31, 2003
Working capital (deficit)	$(1,592)	$(10,504)	$6,045
Current assets	18,128	16,229	13,515
Non-current assets	31,736	33,190	32,367
Total assets	49,864	49,419	45,882
Current liabilities	19,720	26,733	7,470
Long-term liabilities	45,187	30,338	39,353
Redeemable stock	1,344	1,567	2,140
Minority interest	175	244	172
Stockholders' deficit	(16,562)	(9,463)	(3,253)

SELECTED PRO FORMA FINANCIAL INFORMATION

        The following selected unaudited condensed pro forma consolidated financial information as of and for the nine months ended July 31, 2005 and the fiscal year ended October 31, 2004 is derived from the application of pro forma adjustments to the historical balance sheet and statement of operations data as of and for those dates. The unaudited condensed pro forma combined balance sheet data as of July 31, 2005 reflects the purchase of 10% of the outstanding shares of Obsidian common stock by Black Rock Acquisition and the reissuance of such shares to Diamond Investments and assumes that the going private transaction was consummated on July 31, 2005. The following unaudited condensed pro forma combined statements of operations for the fiscal year ended October 31, 2004 and the six months ended July 31, 2005 gives effect to the going private transaction as if it were consummated at the beginning of the period presented. The unaudited condensed pro forma statement of operations should be read in conjunction with the summary consolidated financial information contained elsewhere in this transaction statement.

        The pro forma adjustments are described in the notes to the pro forma financial information and are based on available information and assumptions that the Filing Persons believe are reasonable. The pro forma statement of operations is not necessarily indicative of the future results of operations that would have actually occurred had the going private transaction occurred as of the beginning of the period presented.

Selected Unaudited Condensed Pro Forma Statement of Operations

	Year ended October 31, 2004				Nine months ended July 31, 2005
(in thousands, except per share data)	Historical	Pro Forma Adjustments		Pro Forma Combined	Historical	Pro Forma Adjustments		Pro Forma Combined
Net Sales	64,360	—		64,360	50,180	—		50,180
Gross Profit	6,556	—		6,556	4,077	—		4,077
Selling, general & administrative expenses	(10,827)	1,125	(A)	(9,702)	(7,738)	1,013	(A)	(6,725)
Income (Loss) from operations	(3,867)	1,125		(2,742)	(3,661)	1,013		(2,648)
Interest expense	(4,165)	(15	)(B)	(4,180)	(3,756)	(15	)(B)	(3,771)
Net loss	(8,033)	1,110		(6,923)	(7,341)	998		(6,343)
Basic and diluted loss per share:(C)	(2.47)	0.41		(2.06)	(2.36)	0.32		(2.04)
Book value per share	—	—		—	(5.33)	(0.16)		(5.49)
Ratio of earnings to fixed charges:
Ratio	0.33	0.16		0.49	0.17	0.19		0.36
Dollar Deficiency	(4,485)	1,110		(3,375)	(4,795)	1,052		(3,743)

Notes to Selected Unaudited Pro Forma Condensed Statement of Operations

(A)
Represents estimated annual cost savings for being private vs. a public entity. Amounts for the 9 months ended July 31, 2005 were prorated.

(B)
Represents additional interest charge for the financing of the transaction costs under the term loan agreement with Diamond Investments.

(C)
Includes the effect of a one for 50 reverse stock split effective for trading purposes on February 18, 2004 and the conversion of the Series C and Series D Preferred Shares into shares of Obsidian common stock on March 12, 2004.

Unaudited Condensed Pro Forma Combined Balance Sheet

	July 31, 2005
(in thousands)	Historical	Pro Forma Adjustments		Pro Forma Combined
Working capital (deficit)	(1,592)	—		(1,592)
Current assets	18,128	—		18,128
Non-current assets	31,736	(233	)(D)(E)	31,503
Total assets	49,864	(233)		49,631
Current liabilities	19,720	—		19,720
Long-term liabilities	45,187	255	(D)	45,442
Minority interest	175	—		175
Redeemable stock	1,344	—		1,344
Stockholders' deficit	(16,562)	(488	)(E)(F)	(17,050)

Notes to Selected Unaudited Pro Forma Balance Sheet as of July 31, 2005

(D)
Represents the capitalization of $255 of transaction costs to be amortized over 60 months. transaction costs are funded under a term loan agreement between Black Rock and Diamond Investments.

(E)
Represents a write down of intangible assets related to the public entity of $488.

(F)
Stockholders' deficit shows a net effect of $0 for the purchase by Black Rock of 308,464 shares of Obsidian common stock, because and equal number of shares of Black Rock common stock will be issued under the subscription agreement with Diamond Investments. The purchase and issuance were each assumed to be made at $1.85 per share.

INFORMATION ABOUT US

        Set forth on Schedule I hereto, which is incorporated in and made a part of this transaction statement, the name, business address and phone number, principal occupation or principal business, employment history, and citizenship or state of organization of each of the Filing Persons, including, if such Filing Person is an entity, information about the directors, executive officers or other controlling persons. During the last five years, none of the persons or entities listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Ownership of Shares of Obsidian Common Stock

        The following table provides, as of September 13, 2005, information regarding the beneficial ownership of the shares of Obsidian common stock by each of the persons named in Schedule I to this transaction statement, including the Filing Persons. The address of each person named in the table can be found in Schedule I.

Name	Amount and Nature of Beneficial Ownership(2)	Percentage of Class
Black Rock Acquisition Corp.	2,403,204(1)	77.29%
Timothy S. Durham	2,249,194(2)	72.3%
Terry G. Whitesell	1,945,751(3)	62.6%
Jeffrey W. Osler	1,823,866(4)	58.7%
Obsidian Capital Partners, LP	1,807,492(5)	58.1%
Obsidian Capital Company, LLC	1,807,492(6)	58.1%
Diamond Investments, LLC	40,759(7)	1.3%
Durham Whitesell & Associates, LLC	543(7)	*
Fair Holdings, Inc.	241,039(7)	7.8%
James F. Cochran	—	—
DC Investments, LLC	—	—
Jonathan B. Swain	—	—

*
Represents beneficial ownership of less than one percent of the outstanding common stock.

(1)
This number represents shares which Black Rock has the right to acquire pursuant to verbal agreements with the other stockholders listed in this table.

(2)
Includes 159,362 shares of common stock directly owned by Mr. Durham; 40,759 shares held by Diamond Investments, LLC, for which Mr. Durham serves as Managing Member and for which shares Mr. Durham may be deemed to share voting and dispositive power; 1,807,492 shares of common stock over which Mr. Durham shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Durham due to his position as a managing member of Obsidian Capital Company, LLC, which is the general partner of Obsidian Capital Partners, LP, which directly owns such shares; 241,039 shares of common stock over which Mr. Durham shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Durham due to his position as an executive officer and stockholder of Fair Holdings which directly owns such shares; and 543 shares of common stock over which Mr. Durham shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Durham due to his position as a managing member of Durham Whitesell and Associates, LLC, which directly owns such shares.

(3)
Includes 137,717 shares of common stock directly owned by Mr. Whitesell; 1,807,492 shares of common stock over which Mr. Whitesell shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Whitesell due to his position as a managing member of Obsidian Capital Company, LLC, which is the general partner of Obsidian Capital Partners, LP, which directly owns such shares; and 543 shares of common stock over which Mr. Whitesell shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Whitesell due to his position as a managing member of Durham Whitesell and Associates, LLC, which directly owns such shares.

(4)
Includes 16,374 shares of common stock directly owned by Mr. Osler; and 1,807,492 shares of common stock over which Mr. Osler shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Osler due to his position as a managing member of Obsidian Capital Company, LLC, which is the general partner of Obsidian Capital Partners, LP, which directly owns such shares.

(5)
Consists of 1,807,492 shares of common stock directly owned by Obsidian Capital Partners, LP. Voting and dispositive power over the shares may be deemed to be held by Obsidian Capital Partners, Obsidian Capital Company, LLC (the general partner of Obsidian Capital Partners, LP), and the managing members of Obsidian Capital Company LLC, which include Messrs. Durham, Whitesell and Osler.

(6)
Consists of 1,807,492 shares of common stock owned by Obsidian Capital Partners, LP. Obsidian Capital Company, LLC is the general partner of Obsidian Capital Partners, LP and may be deemed to beneficially own and share voting and dispositive power with respect to the shares of common stock held by Obsidian Capital Partners, LP.

(7)
All shares directly owned.

Prior Purchases of Obsidian Common Stock

        In the 60 days prior to the date of this transaction statement, the persons other than the Filing Persons named in Schedule I to the transaction statement, Obsidian, the executive officers and directors of Obsidian, the pension, profit-sharing or similar plans of Obsidian, and the affiliates of Obsidian have not engaged in any transaction with respect to shares of Obsidian common stock.

        In the two years prior to the date of this transaction statement, none of the Filing Persons purchased shares of Obsidian common stock, except as disclosed below:

Name	Period	Number of Shares	Range of Prices	Average Price Paid
Timothy S. Durham	Second Quarter 2004	100	$14.00-14.00	$14.00
Timothy S. Durham	Third Quarter 2004	8,000	$4.87-8.61	$6.27
Diamond Investments	Third Quarter 2004	75,000	$6.985-9.14	$8.06

CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS

Conflicts of Interest

        The Filing Persons' interests conflict with and are adverse to the interests of the unaffiliated stockholders of Obsidian in both the Black Rock Class and the Minority Class. The Filing Persons currently own 2,403,455, or 77.29%, of the outstanding shares of Obsidian common stock and, if the transaction is complete, they may own as many as 2,800,869, or 90.08% of the outstanding shares of Obsidian common stock. Through these transaction the Filing Persons will increase their percentage ownership. The Filing Persons will also continue as the stockholders of Obsidian and bear the risk of any losses from Obsidian's operations or any decline in the value of Obsidian after the transaction, but will also have the opportunity to participate in the future earnings and growth, if any, of Obsidian. In addition, The Filing Persons desire to purchase shares of Obsidian common stock at a low price, while you desire to sell them at a high price. Messrs. Durham, Whitesell and Osler are also executive officers of Obsidian.

Related Party Transactions

        The Filing Persons are all affiliates of Obsidian and there have been numerous related party transactions between Obsidian and its subsidiaries on the one hand and one or more of the Filing Persons on the other.

Issuance and Conversion of Obsidian Preferred Stock to Related Parties

        In fiscal 2001, Timothy S. Durham became Obsidian's Chief Executive Officer and Chairman of the Board and Obsidian purchased four new businesses from Mr. Durham, Obsidian Capital Partners,

L.P ("Partners") and the other owners of such businesses pursuant to an Acquisition Agreement and Plan of Reorganization, dated June 21, 2001 (the "Acquisition Agreement"). Mr. Durham is the managing member of Obsidian Capital Partners ("Partners"), Obsidian's majority stockholder, which is also a Filing Person. Pursuant to the Acquisition Agreement, shares of Obsidian's Series C Preferred Stock were issued to the sellers (including Mr. Durham and Partners) in exchange for Obsidian's acquisition of these businesses. Obsidian currently owns and operates three of the businesses acquired in this transaction, U.S. Rubber, Pyramid, and United. Substantially all of the assets of the fourth business acquired, Champion Trailer, Inc. ("Champion"), which manufactured racecar transporters, specialty exhibits trailers and mobile hospitality units, was sold in October 2002, to an entity controlled by Messrs. Durham and Whitesell in exchange for assumption of all liabilities of Champion, other than its subordinated debt.

        Partners was required under the Acquisition Agreement to fund, through the purchase of preferred stock, certain ongoing administrative expenses of the Company to complete the Plan of Reorganization, complete all required current and prior year audits to meet the regulatory filing requirements, and ensure all annual and quarterly SEC filings are completed to enable the registration of the preferred stock issued to Partners. Obsidian converted these amounts to equity in exchange for issuance to Partners of shares of Obsidian Series D Preferred Stock in October 2002. Additional expenses of $270,000 in excess of amounts Partners was obligated to pay were funded by Fair Holdings (an entity controlled by Mr. Durham and a Filing Person) and were also subsequently converted to shares of Obsidian Series D Preferred Stock.

        In fiscal 2002, Partners converted, in the aggregate, $1,290,000 of notes payable and accrued interest from Obsidian to Partners to 402,906 shares of Obsidian Series C Preferred Stock.

        Obsidian also has an agreement with Partners that gives Obsidian the right to mandate a capital contribution from the Partners if the lenders to U.S. Rubber or United declare a default under their loan documents. The Company has the right to requiring Partners to make a capital contribution of up to $1,370,000 to fund payments under the loan documents of U.S. Rubber and $1,000,000 to fund payments under the loan documents of United. These payments, if any, must be applied directly to reduce the respective subsidiary's debt obligations to the lender. During fiscal 2003, Partners contributed $250,000 to Obsidian under the above agreement and was issued Series D Preferred Stock

        In connection with the sale of the assets of Champion to an entity controlled by Messrs. Durham and Whitesell in October 2002, Obsidian also agreed in principle to settle the outstanding subordinated debt due from Champion to Markpoint Equity Fund J.V. ("Markpoint") exchange for a cash payment of $675,000 and issuance to the Markpoint of 32,143 shares of Obsidian Series D Preferred Stock. In addition, the agreement provided Markpoint the option to require the Company to repurchase these shares of Obsidian Series D Preferred Stock at a price of $21 per share. During fiscal 2003 the option agreement was assigned to Fair Holdings, and Markpoint exercised their option to have the shares repurchased under the agreement. On May 12, 2003, 16,072 shares of Series D Preferred Stock, were acquired by Fair Holdings from Markpoint under this agreement.

        On March 12, 2004, all outstanding shares of Obsidian Series C and D Preferred Stock were converted to 2,218,725 shares of Obsidian common stock. As a result of this conversion, Fair Holdings and Partners acquired 241,039 and 1,807,992, respectively, shares of Obsidian common stock.

        Also in fiscal 2004, the board of directors (on which Messrs. Durham, Whitesell and Osler were serving at the time) and the Obsidian stockholders approved a 50-to-1 reverse stock split of shares of Obsidian common stock. As a result of the reverse stock split and the related amendment to Obsidian's Certificate of Incorporation, both the number of shares of Obsidian common stock outstanding and the number of authorized shares of Obsidian common stock were reduced.

Related Party Loans

        Since the time that Obsidian entered into the Acquisition Agreement, there have been numerous loans made from Fair Holdings and DC Investments Leasing, entities controlled by Mr. Durham, to Obsidian and its subsidiaries. The following is a summary of those loan transactions which have occurred during the past two years:

  •
  United, U.S. Rubber, and Pyramid traditionally had borrowing agreements with Obsidian, which were funded using Obsidian's agreement with Fair Holdings discussed above. During the fiscal quarter ended April 30, 2005, these agreements were redocumented directly between Fair Holdings and United, U.S. Rubber, and Pyramid which allowed for borrowings up to $3,000,000, $3,700,000 and $750,000 respectively, and expire on April 15, 2012.

  •
  In fiscal 2004, Obsidian's line of credit with Fair Holdings was amended to increase the line from $8,000,000 to $15,000,000. The line expires on January 1, 2007. Approximately $4,656,000 is currently available under the agreement.

  •
  U.S. Rubber has a note payable to DC Investments in the amount of $700,000 which was issued on October 25, 2002, with interest payable monthly at 15%, a balloon payment due March 2007.

  •
  Fair Holdings has made various loans to Pyramid, DW Leasing, Obsidian Leasing and DC Investments Leasing, represented by notes payable to Fair Holdings with interest rates ranging from 10% to 14% through October 2012 and balloon payments through December 2012. These loans are collateralized by all of the assets of each respective borrower, with Fair Holdings' security interest second to the of a senior lender. As of October 31, 2004, amounts owing to Fair Holdings under on these loans totaled $4,669,000.

  •
  In July 2004, Danzer's line of credit with Fair Holdings was increased from $1,500,000 to $3,000,000. Interest is at the LIBOR Daily Floating Rate plus 3.2%, due April 2006 and the line is collateralized by substantially all of the assets of Danzer. As of October 31, 2004, $2,253,000 was outstanding under the line of credit.

  •
  Danzer has a note payable to Fair Holdings in the amount of $1,299,296 which was assumed by Fair Holdings from Bank of America on March 28, 2003, with monthly installment payments of $6,000 and interest at the LIBOR Daily Floating Rate plus 3.2%, due April 2006, and collateralized by substantially all of the assets of Danzer. As of October 31, 2004, $894,000 was payable by U.S. Rubber to DC Investments under this note.

  •
  As of April 30, 2005, total debt outstanding to DC Investments and Fair Holdings from Obsidian on a consolidated basis was $27,166,000.

Other Related Party Transactions

        DW Leasing, LLC ("DW Leasing"), a company Mr. Durham controls, transferred 22 coaches to our subsidiary Obsidian Leasing in fiscal 2002. DW Leasing continues to own seven coaches that we manage. We also manage eleven coaches owned by DC Investments Leasing, LLC ("DC Investments Leasing"), an entity controlled by Mr. Durham.

        Classic Manufacturing engages in certain transactions for the sale and purchase of cargo trailers with Champion Trailer, Inc., an entity controlled by Mr. Durham. In fiscal 2004, these transactions represented less than 1% of Obsidian's consolidated revenue, but as of the six months ended April 30, 2005, transactions with Champion represented approximately 1.7% of Obsidian's total revenue for the year to date, with sales to Champion of $48,000 and purchases from Champion of $567,000.

OUR PLANS AND PROPOSALS FOR THE COMPANY

        The Filing Persons currently expect that, following the merger and closing the going private transaction, the business and operations of Obsidian and its wholly-owned subsidiaries will be conducted by Obsidian substantially as they are currently being conducted. The Filing Persons intend to evaluate the business and operations of Obsidian and its wholly-owned subsidiaries on an ongoing basis with a view to maximizing their potential, and will take such actions as are deemed appropriate by management and the board of directors under the circumstances and market conditions then existing. The Filing Persons intend to cause Obsidian to apply to terminate the registration of Obsidian's common stock under Section 12(g)(4) of the Exchange Act following the merger, which would result in the suspension of Obsidian's duty to file reports pursuant to the Exchange Act. Additionally, the Filing Persons anticipate that Obsidian's common stock will cease to be quoted on the OTC Bulletin Board.

        The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of Obsidian or any of its wholly-owned subsidiaries. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Obsidian's current management. The Filing Persons do intend to continue Obsidian's current strategy, as expressed in Obsidian's Form 10-K for the fiscal year ended October 31, 2004, of pursuing strategic acquisition opportunities that include targets both in Obsidian's traditional, basic industries and manufacturing sectors as well as targets that possess assets (including cash) that are outside Obsidian's traditional areas of focus and available on terms management believes to be attractive, as well as any disposition of assets significant of otherwise. However, except as otherwise described in this transaction statement, Obsidian has not, and the Filing Persons have not, as of the date of this transaction statement, approved any specific plans or proposals for:

  •
  any extraordinary corporate transaction or change in corporate structure involving Obsidian other than the completion of the merger;

  •
  any sale or transfer of a material amount of assets currently held by Obsidian after the completion of the merger;

  •
  any changes in Obsidian's Certificate of Incorporation or Bylaws;

  •
  any change in the board of directors or management of Obsidian; or

  •
  any material change in Obsidian's dividend policy, indebtedness, capitalization, corporate structure or business.

COMPARISON OF RIGHTS OF OBSIDIAN STOCKHOLDERS
AND BLACK ROCK ACQUISITION SHAREHOLDERS

        At present, the rights of stockholders of Obsidian, a Delaware corporation, are governed by Obsidian's certificate of incorporation and by-laws as well as Delaware law. Upon completion of the merger, the rights of Obsidian stockholders who receive shares of Black Rock common stock in exchange for their shares of Obsidian common stock and become shareholders of Black Rock Acquisition will be governed by the articles of incorporation and by-laws of Black Rock Acquisition, and Indiana law. The following discussion summarizes material differences between the rights of Obsidian's stockholders and Black Rock Acquisition's shareholders and is not a complete description of all differences. This discussion is qualified in its entirety by reference to the Delaware General Corporation Law, or DGCL, the Indiana Business Corporation Law, or IBCL, Black Rock Acquisition's articles of incorporation and by-laws, and Obsidian's certificate of incorporation and by-laws.

Authorized Capital Stock

Black Rock Acquisition

        Black Rock Acquisition is currently authorized to issue up to 5,000,000 shares of common stock, no par value, of which no shares were outstanding as of June 30, 2005.

Obsidian

        Obsidian is currently authorized to issue up to 10,000,000 shares of common stock, $0.0001 par value per share, of which 3,109,333 shares were outstanding as of June 30, 2005. Obsidian is also authorized to issue up to 5,000,000 shares of preferred stock, $0.01 par value. Of these 5,000,000 shares, 4,600,000 have been designated as Series C Preferred Stock and 200,000 have been designated as Series D Preferred Stock. Currently, there are no shares of Obsidian preferred stock outstanding. If any new series of preferred stock is issued, the Obsidian board of directors may fix the designation, relative rights, preferences and limitations, and any other powers, preferences and relative, participating, optional and special rights, and any qualifications, limitations and restrictions, of the shares of that series of preferred stock.

Number of Board of Directors

Black Rock Acquisition

        Black Rock Acquisition's by-laws state that the number of directors will be at least one and no more than five, as fixed by resolution of the board of directors from time to time. Each director is elected for a term of one year, and holds office for the term for which he or she was elected and until his or her successor shall have been elected and qualified, or until he or she has been removed. The number of directors currently designated by Black Rock Acquisition is two. Any vacancy is filled by a majority vote of the remaining directors of such board.

Obsidian

        Obsidian's by-laws state that the number of directors shall be not less than three and no more than nine, as fixed from time to time by resolution of the board of directors. The number of directors currently designated by Obsidian is six. Each director is elected for a term of one year, and holds office until his or her successor shall have been elected and qualifies for the office, or until he or she resigns or has been removed.

Amendment of Articles of Incorporation and By-Laws

Black Rock Acquisition

        Indiana law generally requires shareholder approval by a majority of a quorum present at a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to a corporation's articles of incorporation. Black Rock Acquisition's by laws provide that the by laws may be amended or repealed only by the board of directors.

Obsidian

        Delaware law generally requires stockholder approval at a stockholder meeting by a majority of the outstanding shares entitled to vote (and, in certain cases, a majority of the shares of each class entitled to vote as a class) for amendments to a corporation's certificate of incorporation. Obsidian's by laws provide that the by laws may be amended or repealed, and new by-laws may be adopted, by the board of directors or by the stockholders entitled to vote in the election of directors. Any by-laws adopted by the board of directors may be amended or repealed by the stockholders entitled to vote in the election of directors.

Control Share Acquisition

Black Rock Acquisition

        The IBCL contains a "control share acquisition" provision which may have the effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Under the control share acquisition provision, unless otherwise provided in the corporation's articles of incorporation or by-laws, if a stockholder acquires shares of the corporation's voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the control share acquisition must be obtained before the acquiring stockholder may vote the control shares. If such approval is not obtained, the shares held by the acquiror may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. The control share acquisition provision does not apply to a plan of affiliation and merger or share exchange, if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange. Black Rock Acquisition is subject to the control share acquisition provision of the IBCL.

Obsidian

        The DGCL does not contain a "control share acquisition" provision.

Annual Meeting of Stockholders

Black Rock Acquisition

        Black Rock Acquisition's by-laws state that the annual meeting of shareholders of Black Rock Acquisition is held on the 31st day of March at such place as the board of directors designates.

Obsidian

        The annual meeting of stockholders of Obsidian is held at such time, place and date as the board of directors designates.

Special Meetings of Stockholders

Black Rock Acquisition

        Black Rock Acquisition's by-laws state that special meetings may be called by the board of directors or the president, and shall be called by the board upon delivery to Black Rock Acquisition's secretary of a written demand for a special meeting, describing the purposes of that meeting, from the holders of at least 75% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Obsidian

        Obsidian's by-laws state that a special meeting may be called by Obsidian's chairman of the board of directors or the president, and shall be called upon delivery to Obsidian's secretary of a written demand for a special meeting, stating the purpose of the proposed meeting, from a majority of the board of directors or from the holders of at least 25% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Notice of Stockholder Meetings

Black Rock Acquisition

        Black Rock Acquisition must provide notice to shareholders of each annual and special meeting of shareholders no less than 10 nor more than 60 days before the date of the meeting.

Obsidian

        Obsidian must provide written notice to stockholders of each annual and special meeting of stockholders no less than 10 nor more than 60 days before the date of the meeting.

Indemnification

Black Rock Acquisition

        Subject to certain conditions, Black Rock Acquisition has agreed to indemnify and may advance expenses to all directors and officers of Black Rock Acquisition who are, were or are threatened to be made a defendant or respondent to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Black Rock Acquisition to the fullest extent that it is empowered to do so by the IBCL and all other applicable law.

Obsidian

        Subject to certain conditions, Obsidian has agreed to indemnify each director or officer against all liability and expenses, judgments, fines, penalties and amounts paid in settlement or upon execution of judgment, whether incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding to which he or she is, or is threatened to be made, a party by reason that he or she is or was a director or officer of Obsidian to the fullest extent that it is empowered to do so by the DGCL and all other applicable law. Obsidian may also, at the discretion of the board of directors, indemnify and advance expenses to employees or agents of Obsidian, to the same extent as to a director or officer.

Removal of Directors

Black Rock Acquisition

        Directors may be removed, with or without cause, either by stockholder action at a meeting the notice of which states that one of the purposes of the meeting is removal of a director, or by unanimous written consent of the stockholders entitled to vote on the removal.

Obsidian

        Directors may be removed, with or without cause, either by the board of directors, or by stockholder action at a stockholder meeting the notice of which states that a purpose of the meeting is removal of a director. Such stockholder action shall require the affirmative vote of the holders of a majority of a quorum of the shares then entitled to vote at an election of directors.

Preemptive Rights

Black Rock Acquisition

        Although permitted by the IBCL, Black Rock Acquisition's articles of incorporation do not provide for preemptive rights to subscribe for any new or additional Black Rock common stock or other securities. However, preemptive rights may be granted to Black Rock Acquisition's stockholders if Black Rock Acquisition's articles of incorporation are amended to permit preemptive rights.

Obsidian

        Although permitted by the DGCL, Obsidian's certificate of incorporation does not provide for preemptive rights to subscribe for any new or additional Obsidian common stock or other securities. However, preemptive rights may be granted to Obsidian's stockholders if Obsidian's certificate of incorporation is amended to permit preemptive rights.

Rights of Dissenting Stockholders

Black Rock Acquisition

        The IBCL provides shareholders of an Indiana corporation that is involved in certain mergers, share exchanges or sales or exchanges of all or substantially all of its property the right to dissent from that action and obtain payment of the fair value of their shares. Dissenter's rights will not be available to Black Rock Acquisition shareholders in connection with the merger and the going private transaction.

Obsidian

        Dissenters' rights are available to Obsidian stockholders in connection with the merger because Obsidian's common stock is not listed on a national securities exchange or designated as a National Market System security. For a description of dissenters' rights, see "Appraisal Rights of Dissenting Shareholders."

FEES AND EXPENSES; FINANCING OF THE TRANSACTION

        The Filing Persons estimate that the going private transaction will result in the following fees and expenses, which will be paid as described in more detail below.

Fees to Goelzer Investment Banking in connection with fairness opinion	$100,000.00
Legal fees	100,000.00
Accounting fees	10,000.00
Printing and mailing costs	25,000.00
Fees paid by Black Rock Acquisition to Obsidian Enterprises for services of CFO	20,000.00
Purchases of shares of Obsidian common stock	1,306,187.00

Total	$1,561,187.00

        Black Rock Acquisition will bear all of the expenses incurred in connection with the transaction. Following, and as a result of, the merger of Obsidian and Black Rock Acquisition, Obsidian will assume the debt incurred by Black Rock Acquisition in order to finance these expenses. No specific plans or arrangements have been made to finance or repay this debt.

        In order to finance costs and expenses associated with the going private transaction, Black Rock Acquisition has entered into a Term Loan Agreement and Promissory Note (the "Loan Agreement") with Diamond Investments, LLC ("Diamond"), an entity which is a personal investment vehicle for and is controlled by Mr. Durham. Pursuant to the Loan Agreement, Black Rock Acquisition may borrow up to $255,000.00 from Diamond. The loan is non-recourse and unsecured, and there are no material conditions to the financing other than that it is to be used for purposes of the going private transaction. The loan will bear interest at a rate of 6% per annum and the loan matures and is due in full on June 16, 2007. Although the loan may be prepaid at any time without premium or penalty, no payment is required to be made until the maturity date. In addition to amounts provided under the Loan Agreement, the going private transaction will be financed by Black Rock Acquisition's call of Diamond's subscription to purchase up to 706,047 shares of the common stock of Black Rock Acquisition at a cost of $1.85 per share, in accordance with the terms of a Subscription Agreement entered into by Diamond and Black Rock Acquisition. At this time, the Filing Persons intend to cause Black Rock Acquisition to call the subscription in an amount equal to the number of shares of Obsidian common stock which Black Rock Acquisition purchases for cash in privately negotiated transactions and in connection with the merger. All other costs and expenses will be financed through the loans provided under the Loan Agreement.

Use of Employees and Corporate Assets

        Mr. Durham will be personally contacting all seven of the stockholders in the Black Rock Class who will be asked to sell their shares of Obsidian common stock to Black Rock Acquisition. He will not be compensated for this action.

        Mr. Rick Snow, the Chief Financial Officer of the Company has assisted the Filing Persons in the preparation of this transaction statement. Mr. Snow has not received any compensation for this assistance, although Black Rock Acquisition intends to reimburse the Company for the use of his time, which is currently estimated to be valued at $20,000.00.

OTHER INFORMATION

        The Company files annual, quarterly and current reports with the Securities and Exchange Commission. You may read and copy any reports that Obsidian files with the Commission at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee by writing to the Commission's Public Reference Room. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations. The Company's filings with the Commission are also available to the public from commercial document retrieval services and at the Commission's website (www.sec.gov).

ANNEX A
FAIRNESS OPINION

September 14, 2005

Board of Directors
Black Rock Acquisition Corporation
Attn: Mr. Timothy S. Durham
111 Monument Circle, 48th Floor
Indianapolis, IN 46204

Members of the Board:

        You have requested that Goelzer Investment Banking ("Goelzer") provide a fairness opinion ("Opinion"), from a financial point of view, of the cash consideration to be received by the unaffiliated stockholders of Obsidian Enterprises, Inc. ("Obsidian" or the "Company") in connection with the acquisition by Black Rock Acquisition Corporation ("Black Rock") of shares of Obsidian common stock in privately negotiated transactions and through the merger of Black Rock and Obsidian ("Transaction"). The terms of the Transaction, which have been presented to Goelzer by the Directors of Black Rock and its advisors, provide that for each share of Obsidian common stock held immediately prior to the merger, stockholders will receive $1.85 in cash. Goelzer expresses no opinion on the fairness from a financial point of view of any consideration to be paid by Black Rock for shares of Obsidian common stock other than the cash consideration of $1.85 per share, including, but not limited to the consideration of one share of Black Rock common stock.

        It should be noted that Goelzer has not rendered any investment banking services to Black Rock or Obsidian in the past, although it has provided Obsidian with a valuation of two of Obsidian's operating subsidiaries in the past. For the purpose of this opinion, Goelzer has undertaken analyses, investigations and interviews deemed necessary and relevant. In the course of such activities Goelzer has among other things:

1.
Conducted detailed interviews with Rick Snow, Obsidian's Chief Financial Officer, and Terry Whitesell, Obsidian's Chief Operating Officer, concerning the Company's history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

2.
Conducted detailed interviews and toured facilities of each operating subsidiary of the Company: Danzer Industries, Inc. ("Danzer"), Classic Manufacturing, Inc. ("Classic"), U.S. Rubber and Reclaiming, Inc. ("US Rubber"), United Expressline, Inc. ("United"), Pyramid Coach, Inc. ("Pyramid") and Obsidian Leasing, Inc. ("Obsidian Leasing");

3.
Analyzed trading data (stock price and volume trends) of shares of Obsidian common stock for a period of one year and the most recent six months and analyzed the stock's price performance relative to appropriate indices over same time period as provided by Bloomberg Analytics and Yahoo! Finance;

4.
Reviewed the Company's filings under the Securities Exchange Act of 1934 including the latest Form 10-K, Form 10-Q and Form 13E-3;

5.
Reviewed resolutions of the Board of Directors of Black Rock regarding the transaction;

6.
Reviewed audited financial statements for fiscal years 1999 - 2004 as available, and year-to-date financial statements through April 30, 2005 reviewed by the Company's auditors;

7.
Analyzed current forecasts for each of Obsidian's operating subsidiaries provided by Obsidian's Chief Financial Officer;

8.
Reviewed internally prepared annual reports for certain of Obsidian's operating subsidiaries in the years prior to their acquisition by Obsidian;

9.
Conducted a search using Bloomberg Analytics in order to find publicly traded companies which could be used as reasonable comparables in determining the fair value of the Company;

10.
Conducted a search for merger and acquisition transactions involving both publicly traded and privately held corporations within similar industries to Obsidian's subsidiary companies using several large proprietary databases (including Mergerstat and World M&A Network's Done Deals, Pratt Stats, and BizComps); and

11.
Performed such other studies, analyses and investigations as deemed appropriate.

        In rendering this Opinion, Goelzer has relied on the accuracy and completeness of the information furnished to Goelzer and has not attempted to independently verify such information; nor has Goelzer made or caused to be made any independent evaluation of the assets of the Company. In reaching its conclusions, Goelzer also relied in part upon discussions with the Chief Operating Officer and Chief Financial Officer that no insider trades involving Obsidian common stock have occurred over the course of the previous six months, nor has the Company received any legitimate offers for the sale of the Company or a significant amount of its assets, nor has the Company attempted to sell off any significant assets.

VALUATION CONCLUSION

        In preparing its opinion, Goelzer conducted a valuation analysis of Obsidian, including only those operations that are wholly owned by Obsidian while excluding the operating entities that are owned by related parties and reported in the consolidated SEC filings. Goelzer's analysis of Obsidian included the operations of the parent company as well as Danzer, United, U.S. Rubber, Classic, Pyramid, and Obsidian Leasing. In order to segregate these operating companies from the consolidated SEC filings for Obsidian, Goelzer worked with Obsidian's Chief Financial Officer and was provided with separate detailed audited financial statements for each of the operating companies.

        Goelzer has been requested by the Board of Directors of Black Rock to render its opinion to Black Rock's Board of Directors with respect to the fairness, from a financial point of view, of the cash offer to the Company's unaffiliated stockholders in the Transaction. Goelzer has not been requested to opine as to, and its opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the proposed Transaction, nor does this opinion constitute a recommendation to any stockholder.

        Goelzer was not asked to opine and does not express any opinion as to (a) the tax or legal consequences of the Transaction; (b) the realizable value of Obsidian's common stock or the prices at which Obsidian's common stock may trade; (c) the realizable value of Black Rock common stock; and (d) the fairness of any aspect of the Transaction not expressly addressed in this fairness opinion.

        Based upon the foregoing, it is Goelzer's opinion that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the Transaction is fair from a financial point of view to such unaffiliated stockholders. This opinion was requested by Mr. Timothy S. Durham, Incorporator of Black Rock on behalf of the Board of Directors of Black Rock in connection with the Transaction described above. This opinion has been delivered to the Board of Directors of Black Rock and may only be relied upon by the Board of Directors of Black Rock and its advisors in connection with this Transaction, and may not be relied upon for any other purpose or by any other party, including the Company, its Board of Directors, for any purpose whatsoever and may not be shared with or delivered to any party except the Board of Directors of Black Rock without the expressed written consent of Goelzer.

Respectfully submitted,

/s/ GOELZER INVESTMENT BANKING

Schedule I
Filing Persons

        Each Filing Person and of each of the partners in any general partnership, each general partner of a limited partnership, each person controlling the partner or member, each executive officer, director, controlling person of a corporation ("Controllers");

        Unless otherwise indicated, the principal business address and principal business telephone number of each of the persons and entities listed on this Schedule I is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, (317) 237-4122.

Black Rock Acquisition Corporation ("Black Rock Acquisition"):

1.
Executive Officers and Directors:
a.
Timothy S. Durham, Chairman of the Board, President and Chief Executive Officer. Information regarding Mr. Durham is provided below.

b.
Jonathan Swain, Director. Mr. Swain is a citizen of the United States. Mr. Swain's principal business telephone number is (317) 237-5136. Since 1999, Mr. Swain has been the owner and Business Consultant of Swain Capital Management, which manages investments and property. Mr. Swain is also the Director of Corporate Development for Fair Holdings, Inc.

2.
Other Controlling Persons: Black Rock Acquisition is controlled by its stockholders. Obsidian Capital Partners, LP will be the majority stockholder of Black Rock Acquisition. Additionally, each of the persons listed on this schedule will be a Black Rock Acquisition stockholder.

Mr. Timothy S. Durham.    Mr. Durham is a citizen of the United States. Since 2001, Mr. Durham has served as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and is also the Chairman and Chief Executive Officer of Black Rock Acquisition. Since April, 2000, he has also served as a Managing Member and Chief Executive Officer of Obsidian Capital Company LLC, which is the general partner of Obsidian Capital Partners, LP, a major stockholder of the Company. Beginning in 1998, Mr. Durham founded and maintained a controlling interest in several investment funds, including Durham Capital Corporation, Durham Hitchcock Whitesell and Company LLC, Durham Whitesell & Associates, LLC, Fair Holdings, Inc. and Diamond Investments, LLC.

Mr. Terry G. Whitesell.    Mr. Whitesell is a citizen of the United States. Mr. Whitesell has served as the President and Chief Operating Officer and as a director of Obsidian Enterprises, Inc. since June 2001. Beginning in 1998, Mr. Whitesell co-founded several entities with Mr. Durham, including Obsidian Capital Company, LLC, Durham Hitchcock Whitesell and Company LLC, and Durham Whitesell & Associates, LLC. Mr. Whitesell also is a Managing Member of Obsidian Capital Company LLC.

Mr. Jeffrey W. Osler.    Mr. Osler is a citizen of the United States. Mr. Osler has served as the Senior Vice President, Secretary and Treasurer and as a director of the Company since June 2001. He also is a Managing Member of Obsidian Capital Company LLC, has served as Senior Vice President at Durham Whitesell & Associates, LLC and Durham Capital Corporation since September 1998, and has acted as Secretary and Treasurer of Fair Holdings, Inc. since 2001.

Obsidian Capital Partners, LP (the "Partnership").    The Partnership is a Delaware limited partnership principally engaged in the business of investing in small and middle market companies in basic industries, such as manufacturing, distribution and services.

  1.
  General Partner: Obsidian Capital Company, LLC ("OCC") is an Indiana limited liability company. OCC is the general partner of the Partnership and is a leveraged buyout fund that specializes in buying controlling positions in middle market companies.

I-1

2.
Managing Members of OCC: The Managing Members of OCC are Messrs. Durham, Whitesell and Osler.

Diamond Investments, LLC ("Diamond").    Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham is the Managing Member and has majority ownership interest in and voting control of Diamond.

Durham Whitesell & Associates, LLC ("DWA").    DWA is an Indiana limited liability company that engages principally in investing. Messrs. Durham and Whitesell are the Managing Members of DWA.

Fair Holdings, Inc. ("Fair").    Fair Holdings is an Ohio corporation that engages principally in general financing. Obsidian Enterprises, Inc. has historically financed its losses and certain third-party debt repayments with DC Investments, LLC ("DC Investments"), the parent company of Fair, and through Fair, entities controlled by Mr. Durham. As of April 30, 2005, total debt outstanding to DC Investments and Fair Holdings was $27,166.

  1.
  Stockholders: DC Investments is the sole stockholder of Fair. DC Investments is controlled by Mr. Durham. The executive officers of DC Investments are Mr. Durham, Chairman and Chief Executive Officer, James F. Cochran, President, and Jeffrey W. Osler, Secretary and Treasurer. The managing members of DC Investments are Messrs. Durham and Cochran.

  2.
  Executive Officers: Since Mr. Durham co-purchased Fair in 2001 with Mr. Cochran, he has served as the Chairman and Chief Executive Officer. Additional information regarding Mr. Durham is provided above. Mr. Swain has served as the Director of Corporate Development for Fair since 2002. Additional information regarding Mr. Swain is provided above.

    Mr. Cochran is a citizen of the United States. Since Mr. Cochran co-founded Fair in 2001 with Mr. Durham, he has served as the President. Prior to his employment with Fair, Mr. Cochran was a principle of Crown Financial, Inc., a company that specializes in commercial and retail equipment financing and leasing.

    Mr. Osler has served as the Secretary and Treasurer of Fair since 2001. Additional information regarding Mr. Osler is provided above.

  3.
  Directors: Messrs. Durham and Cochran serve as the members of the Board of Directors of Fair.

I-2

Schedule II
Section 262 of the Delaware
General Corporation Law—Appraisal Rights Statute

§ 262. Appraisal rights.

  (a)
  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b)
  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

  (1)
  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

  (2)
  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

  (a)
  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

  (b)
  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

  (c)
  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

  (d)
  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

  (1)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (e)
  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (f)
  Appraisal rights shall be perfected as follows:

  (1)
  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2)
  If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (g)
  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (h)
  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (i)
  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (j)
  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (k)
  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (l)
  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (m)
  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (n)
  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

TRANSACTION STATEMENT

ITEM 1.    SUMMARY TERM SHEET

See "Questions and Answers About the Going Private Transaction" and "Summary."

ITEM 2.    SUBJECT COMPANY INFORMATION

  (a)
  Name and address. Obsidian Enterprises, Inc. has its principal executive offices at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. The Company's telephone number is (317) 237-4122.

  (b)
  Securities. The securities which are the subject of this Rule 13e-3 transaction are shares of Obsidian's common stock, $0.0001 par value, of which there were 3,109,333 shares issued and outstanding as of September 16, 2005.

  (c)
  Trading market and price. See "Information About the Company—Market for Obsidian's Common Stock."

  (d)
  Dividends. The Company has not paid any dividends with respect to the shares at any time during the past two years. There are no restrictions on Obsidian's current or future ability to pay dividends on its common stock.

  (e)
  Prior public offerings. The Company has not made an underwritten public offering of its securities for cash during the past three years.

  (f)
  Prior stock purchases. See "Information About Us—Prior Purchases of Obsidian Common Stock."

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        See Schedule I and "Information About Us."

ITEM 4.    TERMS OF THE TRANSACTION

        See "Description of the Transaction" and "Special Factors."

ITEM 5.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

  (a)
  Transactions. See "Conflicts of Interest and Related Party Transactions."

  (c)
  Significant corporate events. None

  (d)
  Negotiations or contacts. See "Special Factors—Background of the Transaction."

  (e)
  Agreements involving Obsidian's securities. None

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        See "Special Factors—Purposes of and Reasons for the Transaction" and "Our Plans and Proposals for the Company."

i

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        See "Special Factors—Effects of the Transaction," "Special Factors—Federal Income Tax Consequences," and "Special Factors—Purposes of and Reasons for the Transaction."

ITEM 8.    FAIRNESS OF THE TRANSACTION

        See "Special Factors—Fairness of the Transaction."

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        See "Special Factors—Fairness Opinion of Financial Advisor."

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        See "Fees and Expenses; Financing of the Transactions."

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        See "Information About Us—Prior Purchases of Obsidian Common Stock."

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

        Not applicable.

ITEM 13.    FINANCIAL STATEMENTS

  (a)
  Financial Information. See "Summary Financial Information."

  (b)
  Pro Forma Information. See "Selected Pro Forma Financial Information."

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

  (a)
  Solicitations or recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Merger.

  (b)
  Employees and corporate assets. See "Fees and Expenses; Financing of the Transactions—Use of Employees and Corporate Assets."

ITEM 15.    ADDITIONAL INFORMATION

        Not applicable

ITEM 16.    EXHIBITS.

Exhibit Number	Description
(a)	Transaction statement to be mailed to stockholders of Obsidian Enterprises, Inc. (incorporated by reference to the transaction statement filed in the forepart of this Schedule 13E-3).
(b)(1)+	Term Loan Agreement and Promissory Note by and between Diamond Investment, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.
(b)(2)+	Subscription Agreement by and between Diamond Investments, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.
(c)(1)+	Fairness Opinion of Goelzer Investment Banking, dated June 30, 2005.
(c)(2)+	Report of Goelzer Investment Banking delivered to the Board of Directors of Black Rock Acquisition Corporation on June 30, 2005.
(c)(2)	Fairness Opinion of Goelzer Investment Banking, dated September 14, 2005 (incorporated by reference to Annex A to the transaction statement).
(c)(3)+	Report of Goelzer Investment Banking delivered to the Board of Directors of Black Rock Acquisition Corporation on September 14, 2005.
(c)(4)+	Consent of Goelzer Investment Banking
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II to the transaction statement).

+
Previously filed

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2005	BLACK ROCK ACQUISITION CORP.
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Chairman and Chief Executive Officer
Date: October 31, 2005	/s/ TIMOTHY S. DURHAM Timothy S. Durham
Date: October 31, 2005	/s/ TERRY G. WHITESELL Terry G. Whitesell
Date: October 31, 2005	/s/ JEFFREY W. OSLER Jeffrey W. Osler
Date: October 31, 2005	OBSIDIAN CAPITAL PARTNERS, LP
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member
Date: October 31, 2005	DIAMOND INVESTMENTS, LLC
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member
Date: October 31, 2005	FAIR HOLDINGS, INC.
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Chairman and Chief Executive Officer

Date: October 31, 2005	DURHAM WHITESELL & ASSOCIATES, LLC
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member

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QuickLinks

CALCULATION OF FILING FEE
RULE 13E-3 TRANSACTION STATEMENT TABLE OF CONTENTS
INTRODUCTION
QUESTIONS AND ANSWERS ABOUT THE GOING PRIVATE TRANSACTION
SUMMARY
SPECIAL FACTORS
Debt Schedule
DESCRIPTION OF THE TRANSACTION
APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS
INFORMATION ABOUT THE COMPANY
SUMMARY FINANCIAL INFORMATION
Balance Sheet Data
SELECTED PRO FORMA FINANCIAL INFORMATION
Selected Unaudited Condensed Pro Forma Statement of Operations
Unaudited Condensed Pro Forma Combined Balance Sheet
INFORMATION ABOUT US
CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS
OUR PLANS AND PROPOSALS FOR THE COMPANY
COMPARISON OF RIGHTS OF OBSIDIAN STOCKHOLDERS AND BLACK ROCK ACQUISITION SHAREHOLDERS
FEES AND EXPENSES; FINANCING OF THE TRANSACTION
OTHER INFORMATION
SIGNATURE